ROTATE BLACK, INC.
932 SPRING STREET
PETOSKEY, MICHIGAN 49770

December 15, 2011

William H. Thompson, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:	Rotate Black, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010.
Filed November 8, 2010
Form 10-K for the Fiscal Year Ended June 30, 2009,
Filed October 13, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009, December 31, 2009,
March 31, 2010 and December 31, 2010
Filed November 17, 2009, February 16, 2010, May 17, 2010 and February 15, 2011
File No. 333-44315

Dear Mr. Thompson,

The above-referenced registrant, Rotate Black, Inc., is in receipt of your letter dated July 25, 2011, addressed to Mr. John Paulsen, Chairman, Chief Executive and Financial Officer of the registrant.  Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings.  Set forth below are the registrant’s responses to such comments.  To aid in your review, each of the registrant’s responses follows a copy of the related comment.

The undersigned has drafted revised disclosures based on your comments and has attached a draft of these revised disclosures for your pre-filing review in the attached draft of the Forms 10-K/A, as of June 30, 2009.  The Form 10-K, as of June 30, 2010 and Forms 10-Q’s will be revised and submitted upon resolving the comments for this Form 10-K and the filing of this amended Form 10-K.

The undersigned notes that a number of your comments request revisions not to the undersigned’s Annual Report on Form 10-K for the fiscal year June 30, 2009 and then consider a course of action for other filings the registrant files with the Securities and Exchange Commission.  The registrant believes the most efficient means of responding to the Commission’s comments is to re-file the 2009 Form 10-K, following the Commission’s satisfaction of its pre-filing review, and then consider a course of action, if necessary, with respect to the registrant’s subsequent Forms 10-Q.

General

1.
We note that the Form 12b-25 you filed on May 16, 2011 contains the following narrative explanation for your failure to timely file your Form 10-Q for the period ended March 31, 2011:  "The Registrant requires additional  time to complete  its Quarterly Report on Form  10-Q." The form requires you to state in reasonable detail the reasons why your Form 10-Q cannot be filed. A statement that you require additional time, without further detail, is not a reasonably detailed response.  Please explain, in reasonable detail, why you have not timely filed your Form 10-Q and amend your Form 12b-25 accordingly. In this regard, we note that you have not filed your Form 10-Q for the latest period; please advise on status.

Response:

We have now filed our form 10-Q for the period ended march 31, 2011.

2.
We note that the Investor and Media Relations link on your website, www.rotateblack.com, states that your "stock is publicly traded on NASDAQ under the symbol ROBK."  Please remove this statement from your website as it is misleading and it falsely states that you are a NASDAQ-listed company.

Response:

We have removed our statement on our website in regard to our stock being publicly traded on NASDAQ.

Form 10-K for the Fiscal Year Ended June 30, 2009

Cover Page

3.
We note your response to comment one in our letter dated September 8, 2010. Please confirm that you will revise the cover page of your Form 10-K for the fiscal year ended June 30, 2010 to remove any indication that your common stock is registered under Section 12(b) of the Exchange Act. Also, please tell us when you intend to file the Form 10 to which you refer in your response.  Alternatively, as previously requested, please provide us with the specific section of the Exchange Act under which you believe you are registered and provide us your analysis of how you believe you are registered under that specific section of the Act.

Response:

We have revised the cover page to remove any indication that your stock is registered under section 12(b) of the exchange act. We intend to file a Form 10 or other Registration Statement as soon as practical upon our filing of our required amended Forms 10-K’s and Forms 10-Q’s and filing our form 10-K for the year ended June 30, 2011. We are registered under section 12 (g) of the Exchange Act under as a successor to BevSystems International, Inc.,

2

Item I:  Business, page 1

(c) Financial Position and Future Financing Needs- Going Concern, page 2

4.
Your response to comment three in our letter dated September 8, 2010 states that you disclosed the amount you still owe RBL and the material terms regarding those amounts. In that comment, we asked you to incorporate your response regarding the basis for your dollar per share valuation into your future filings.  It appears that you did not disclose this information in your Form 10-K for the fiscal year ended June 30, 2010. Please confirm you will disclose this information in your amended filing(s) and in your future filings, if applicable.

Response:

We will disclose in our Amended Form 10-K for the fiscal year ended June 30, 2010, the amount we still owe RBL and the material terms regarding those amounts. We will also incorporate our response regarding the basis for our dollar per share valuation into our future filings.

Item 5:Market for Registrant's Common Equity and Related Stockholder Matters, page 10

Recent Sales of Unregistered Securities, page 11

5.	We note your response to comment four in our letter dated September 8, 2010. We reissue that comment with respect to your Form 10-K for the fiscal year ended June 30, 2010.

Response:

We will comply with this comment in our Amended Form 10-K for the fiscal year ended June 30, 2010.

3

Item 7:  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Management's Analysis of Business, page 12

Overview, page 12

6.	We note your response to comment six in our letter dated September 8, 2010 and are unable to locate the disclosure you refer to in Item 1, page 1. Accordingly, we reissue that comment.

Response:

We will comply with this comment in our Amended Form 10-K for the fiscal year ended June 30, 2010.

Critical Accounting Policies and Estimates, page 15

7.
We note your response to comment 10 in our letter dated September 8, 2010. As previously requested, please provide information for investors to assess the probability of a future impairment charge including a description of the potential events and/or changes in circumstances that could reasonably be expected to adversely affect the fair value of contracts rights, the Life 02 license and the investment in joint venture.  For example, you should describe the uncertainties and risks associated with your inability to arrange the required financing and bill and collect development advances and fees. Please refer to Item 303 of Regulation S-K and Commission guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at http:/www.sec.gov.

Response:

We have revised our Critical Accounting Policies and Estimates to provide information for investors to assess the probability of a future impairment charge including a description of the potential events and/or changes in circumstances that could reasonably be expected to adversely affect the fair value of contracts rights, the Life 02 license and the investment in joint venture.

Consolidated Financial Statements F-1

8.
We reviewed your response to comments 12 and 13 in our letter dated September 8,2010.  Please file the proposed amendment submitted with your response letter dated August 13, 2010. In doing so, please revise to:

•
Restate your financial statements for fiscal 2009 and 2008 to report the acquisitions of Gaming, Dayton and India disclosed in Note 1 as common control transactions in accordance with ASC 805-50-45-2 through 5 and to properly classify the loan payable to stockholder as a short-term obligation in accordance with ASC 470-10-45-9.

4

Response:

We have restated our consolidated financial statements for fiscal 2009 and 2008 to report the acquisitions of Gaming, Dayton and India disclosed in Note 1 as common control transaction.

•	Provide the disclosures required by ASC 805-50-50 and ASC 250-10-50 with respect to the restatement of your fiscal 2009 and 2008 financial statements.
Response:

•	We have revised our disclosures to include the accounting for Common Control Transactions and reclassified the loan payable to stockholder as a short-term obligation.

•	Ensure that your independent registered public accounting firm refers to the restatement in its report in accordance with Auditing Standards Codification, AU section 420.12.

Response:

Our independent registered public accounting firm has revised their report to refer to the restatement.

•	File Form 8-K under Item 4.02 with regard to non-reliance on previously issued financial statements and the related audit report.

Response:

We have filed a Form 8-K under Item 4.02 with regard to non-reliance on previously issued financial statements and the related audit report.

•	Revise Management's Discussion and Analysis of Financial Position and Results of Operations as appropriate.

Response:
We have revised Management's Discussion and Analysis of Financial Position and Results of Operations as appropriate.

In addition, please tell us how you applied the guidance in ASC 805-50-45-2 through 5 with respect to the common control transactions. We are particularly interested in understanding (i) whether your financial statements for fiscal 2009 reflect the combined results of operations as though the exchange of equity interests had occurred at the beginning of 2009 and (ii) how you applied the guidance in ASC 805-50-45-5 in furnishing retrospectively adjusted comparative financial statements and financial information for fiscal 2008.  To facilitate our understanding, please provide us with the combining financial statements for each fiscal year.

5

Response:

We have included a discussion with respect to the common control transactions, including that our financial statements for fiscal 2009 reflect the combined results of operations as though the exchange of equity interests had occurred at the beginning of 2009 and comparative financial statements and financial information for fiscal 2008. The amount of this change was not significant.

Upon your acceptance of these revisions to our Form 10-K for the year ended June 30, 2009, we will proceed with the other amended filings.

We thank you for your patience. Should you or the other members of the staff have questions regarding this response, you should contact the undersigned at the registrant’s principal executive offices listed above or at (231) 347-0777.

Very truly yours,

Rotate Black, Inc.

By: /s/ Jeff Bacigalupi

Jeff Bacigalupi, Principal Financial Officer

6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
———————
FORM 10-K/A
———————
(Mark One)

☑	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended June 30, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No. 333-44315

———————
ROTATE BLACK, INC.
(Exact name of small business issuer as specified in its charter)
———————

NEVADA	75-3225181
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

932 Spring Street Petoskey, Michigan	49770
(Address of principal executive offices)	(Zip Code)

(231) 347-0777
(Registrant’s telephone number, including area code)
———————

Securities registered under Section 12 (b) of the Exchange Act:

Title of Each Class of Securities to be Registered	Name of Each Exchange on Which Registered
Common Stock, par value $.001 per share	none (listed on OTC Bulletin Board)

Securities registered under Section 12 (g) of the Exchange Act:
None
———————

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑  No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant was approximately $15,110,147 (assuming, for this purpose, that executive officers, directors and holders of 10% or more of the common stock are affiliates), based on the closing price of the registrant’s common stock as reported on the Over-the-Counter Bulletin Board on October 12, 2009.

At October 12, 2009, 67,621,858 shares of the registrant’s common stock (par value of $0.001) were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

No documents are incorporated by reference into this Report except those Exhibits so incorporated as set forth in the Exhibit index.

ROTATE BLACK, INC.
FORM 10-K

PART I

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the federal securities laws that involve a number of risks and uncertainties. Our future results may differ materially from our historical results and actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors. These factors are described in the “Risk Factors” section below. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

ITEM 1: BUSINESS

(a)  GENERAL OVERVIEW OF BUSINESS

Rotate Black, Inc. (“Rotate Black, Inc.” or the “Company” ”We” ”Us” “Our”) was incorporated in Nevada on August 2, 2006 to be the successor by merger of BevSystems International, Inc. and BevSystems International Ltd. (“BevSystems”) under a plan of reorganization (the “Plan”) effective August 15, 2008, as approved by the United States Bankruptcy Court in Tampa, Florida. Under the terms of the Plan, BevSystems merged into the Company with the Company as the survivor.

On August 15, 2008, the Company commenced operations and all activity prior thereto has been charged to operations.

LIFE O2 OXYGENATED WATER

The intangible assets acquired under the Plan consisted of a license of patents, pending patents, trade secrets, know-how and other intangibles of Life O2 Oxygenated Water (Life O2) which were assigned to us under the Plan. The license grants us the exclusive worldwide (as defined), irrevocable, perpetual, royalty-free right to all the intangible assets for use in the production, marketing, distribution, sublicensing and sale of Life O2, subject to certain previously granted licenses, and only for human consumption. The Company has the right to assign the rights under the license to any corporate successor by way of merger, etc. The Company is entitled to sublicense, exclusively or not, or to subcontract the manufacture of products under the license.

We are currently evaluating a sublicense and bottling arrangements or sale of the license. As of the December 31, 2009, management has determined no impairment of the intangible assets has occurred.

ACQUISITIONS

On October 7, 2008, we entered into certain agreements with Rotate Black, LLC (“RBL”), a Michigan Limited Liability Company, for the acquisition of three of its business units, “Gaming” “Dayton” and “India”. Under the terms of the agreements, we acquired land, receivables and contract rights for an aggregate of 40,440,900 shares of our common stock.

Gaming consists of a seventy five percent (75%) interest in Rotate Black Gaming, Inc. a Nevada corporation. Gaming is under contract to develop and manage a world-class destination casino resort in Sullivan County, New York and has acquired the property and completed all design layouts.

Dayton consists of plans to develop a casino project in Dayton Nevada which is currently on hold. The project to date includes predevelopment costs. During the year ended June 30, 2009, the Company entered into a cancellable agreement to purchase land in Dayton for this casino project and in September 2009 cancelled the land purchase agreement due to excessive land preparation costs on this property and the declining market in Dayton. The Company plans to proceed with project upon improvement of market conditions. As of June 30, 2009, the Company has written-off the deferred expenses of $233,960.

India consists of a 50% interest in Rotate Black India Pvt Ltd., an Indian joint venture. Although We have identified potential properties for acquisition, We do not anticipate an acquisition until new Indian gaming laws are solidified, which is uncertain. As of December 31, 2009, India is on hold and We have determined that the recovery of the carrying value is uncertain and has written-off the investment in the joint venture.

On August 15, 2009, We entered into an agreement to acquire the purchase opportunities of certain casino properties, other than those acquired from Rotate Black, LLC and The Big Easy. These purchase opportunities include contact information, work product and due diligence to date on these certain casino properties.

On February 2, 2010, We entered into a purchase agreement with the Chapter 11 Trustee of Cruise Holding II, LLC to purchase the gaming vessel “The Big Easy”. The purchase of no more than 30 days, at our election. On February 8, 2010, the US Bankruptcy Court for the Southern District of Florida approved e agreement provides for a closing no later than March 15, 2010, subject to a single extension the Private Sale of the M/V Big Easy free and clear of liens, claims and encumbrances to us.

OPERATIONS

Our business is focused on the developing, management and ownership of casino resorts, offering world-class customer service and products, the implementation of environmental control systems in new and renovated facilities, strategic staffing of personnel with strong quality gaming experience, and by offering state of the art gaming equipment. We have assembled a team of officers and outside consultants with extensive gaming, resort, etc. experience.

Gaming

In accordance with a December 2009 Executive Order issued by the President of the Seneca Nation of Indians (Nation), Gaming is the Presidential Representative to pursue the development of a Class III world-class casino resort tentatively scheduled to be named “the Seneca Catskills Resort and Casino” consistent with the terms of Development and Management Agreements previously entered into with the Nation. To date, Gaming has completed the overall plans for the three phased development, acquired property and transferred the property to the Nation. Although there can be no assurance, Gaming intends to discuss and finalize a successful strategy with the Nation for moving the lands to gaming eligible status.

On December 4, 2009, Gaming received a written temporary determination from the Nation’s gaming regulatory body, the Seneca Gaming Authority (SGA). The temporary determinations found our gaming subsidiary and four of our officers unsuitable to be issued a Class III Gaming License by the SGA.

On December 23, 2009, the Nation issued an Executive Order providing that it was "in the Nation's best interests" that Gaming "continue to pursue a Catskills Class III gaming facility on behalf of the Nation" during the SGA appeal process and designated Gaming “a Presidential Representative" to pursue such Catskills project" consistent with terms of the Development and Management Agreements previously entered into with the Nation". The Executive Order provides Gaming with the Presidential imprimatur to continue to exclusively develop this project pending the SGA’s appeal process. At the successful conclusion of the SGA’s appeals process, we intend to seek any and all formal extensions

On January 19, 2010, each of Gaming and the four officers filed appellant petitions with the SGA to review their initial determinations of suitability. We believe the appellant petitions provided meritorious factual and legal positions for the SGA to reverse its initial determinations.

On February 10, 2010, the SGA notified Gaming that it had determined that it was not necessary to continue the licensing process for Gaming and its four named officers and that it was prepared to rescind its temporary findings of unsuitability and withdraw such findings without prejudice. Gaming continues to work with the SGA for a final satisfactory resolution of this matter.

Under terms of the management agreement with the Nation acquired from RBL, We have an exclusive right and obligation to manage, operate and maintain the gaming facility being developed in Sullivan County, New York, commencing upon the completion of the development and continuing for a period of seven years after the date on which gaming commences in the facility. The term will be automatically extended for a period of seven years unless terminated under the provisions of the agreement. The Nation will pay us a fee based on a percent of gaming and non-gaming revenues.  As manager, We will conduct and direct all business and affairs in connection with the operation, management and maintenance of the Facility, including all commercial gaming business, sale of food, beverages, tobacco and gifts, hotels, parking, resorts, amusement or accommodation operations.

(b)  GOVERNMENT REGULATION

The ownership, management, and operation of gaming facilities are subject to many federal, state, provincial, tribal and/or local laws, regulations and ordinances, which are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances are different in each jurisdiction, but primarily deal with the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations.

We may not own, manage or operate a gaming facility unless we obtain proper licenses, permits and approvals. Applications for a license permit or approval may be denied for reasonable cause. Most regulatory authorities license, investigate, and determine the suitability of any person who has a material relationship with us. Persons having material relationships include officers, directors, employees, and security holders.

Once obtained, licenses, permits, and approvals must be renewed from time to time and generally are not transferable. Regulatory authorities may at any time revoke, suspend, condition, limit, or restrict a license for reasonable cause. License holders may be fined and in some jurisdictions and under certain circumstances gaming operation revenues can be forfeited. We may be unable to obtain any licenses, permits, or approvals, or if obtained, they may not be renewed or may be revoked in the future. In addition, a rejection or termination of a license, permit, or approval in one jurisdiction may have a negative effect in other jurisdictions. Some jurisdictions require gaming operators licensed in that state to receive their permission before conducting gaming in other jurisdictions.

The political and regulatory environment for gaming is dynamic and rapidly changing. The laws, regulations, and procedures dealing with gaming are subject to the interpretation of the regulatory authorities and may be amended.

Any changes in such laws, regulations, or their interpretations could have a negative effect on our operations and future development of gaming opportunities.

Because the “Gaming” project is on tribal property, the following is a summary of some of the particulars relating to regulations of gaming properties on tribal lands.

Gaming on Indian Lands (lands over which Indian tribes have jurisdiction and which meet the definition of Indian Lands under the Indian Gaming Regulatory Act of 1988, (the “Regulatory Act’) is regulated by federal, state and tribal governments. The regulatory environment regarding Indian gaming is always changing. Changes in federal, state or tribal law or regulations may limit or otherwise affect Indian gaming or may be applied retroactively and could then have a negative effect on our operations. The terms and conditions of management agreements or other agreements, and the operation of casinos on Indian Land, are subject to the Regulatory Act, which is implemented by the NIGC. The contracts also are subject to the provisions of statutes relating to contracts with Indian tribes, which are supervised by the Department of the Interior. The Regulatory Act is interpreted by the Department of the Interior and the National Indian Gaming Commission (“NIGC”) and may be clarified or amended by the judiciary or legislature.

Under the Regulatory Act, the NIGC has the power to:

●	inspect and examine certain Indian gaming facilities;
●	oversee tribal gaming ordinances (enacted at a local level);
●	review and approve management contracts and management teams;
●	oversee payment terms including repayments for development:
●	set limits on contract terms and fees:
●	insure adequacy of accounting processes and guaranteed payments to the tribe:
●	perform background checks on persons associated with Indian gaming;
●	inspect, copy and audit all records of Indian gaming facilities;
●	hold hearings, issue subpoenas, take depositions, and adopt regulations; and
●	penalize violators of the Regulatory Act.

Penalties for violations of the Regulatory Act include fines, and possible temporary or permanent closing of gaming facilities. The Department of Justice may also impose federal criminal sanctions for illegal gaming on Indian Lands and for theft from Indian gaming facilities.

(c)   FINANCIAL POSITION AND FUTURE FINANCING NEEDS -- GOING CONCERN

We are a development stage company. We have a limited operating history and we have not yet established sources of revenues sufficient to fund the development of business, projected operating expenses and commitments for our fiscal year ending June 30, 2010.

The report of the independent auditors with respect to our consolidated financial statements included in this report indicates that there is a substantial doubt about our ability to continue as a going concern. We have incurred operating losses and negative operating cash flow since inception and future losses are anticipated. These factors raise substantial doubt about our ability to continue as a going concern.

As of June 30, 2009, we had an accumulated deficit of $1,789,498 and had net losses totaling $1,783,310 for the twelve months ended June 30, 2009. Accounts payable and accrued expenses consisted primarily of professional fees. We have generated no revenues and will not be able to generate revenues until we can fully implement our development and management agreements with the Nation.  The development advances will be billed upon the closing of the financing for the facility and there can be no assurance that financing will occur. When the development advances are billed to the Nation, We will pay our liabilities. To meet our current obligations, we have borrowed from our stockholder, RBL and sold common stock.

For the year ended June 30, 2009, we borrowed $1,204,694 from RBL, assumed a balance due to RBL upon the acquisition of RBG of $1,411,940 and repaid $513,079 by the issuance of 9,000,000 shares of our common and $2,752 upon the issuance of 48,283 shares of our common stock.

Also, we made a $25,000 payment against the note payable of $268,000 in August 2009 and the balance was settled with the issuance of shares of our common stock. In addition, the Company issued 1,500,000 shares of common stock, valued at $1.00, per share, as payment against the note payable-stockholder of $1,675,932.

We engage in private placement offerings from time to time to provide the Company with working capital to pay down certain debt obligations, for other general corporate and operations uses, and to enable us to pursue our strategy to develop and acquire and operate gaming business opportunities. The Company plans to make sales of its common stock in private transactions or to borrow funds as needed to raise sufficient capital to fund the development of business, projected operating expenses and commitments. However, there can be no assurance that we will be able to obtain sufficient funding to develop our current business plan. In the event that we cannot obtain additional funds when needed, we may be forced to renegotiate some or all of our debt and curtail or cease some or all of our activities.

Although we believe we will be successful with our plans, due to market factors and economic conditions, no assurance can be given that financing will be available to the Company on favorable terms or at all.

(d)  COMPETITION

The Company expects to concentrate in the business of casino and gaming business development, management, operations and ownership. The Company is much smaller than most participants in this industry and has limited expertise in operating a casino and gaming business.

(e)  COMPLIANCE WITH THE SARBANES-OXLEY ACT OF 2002.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Sarbanes-Oxley Act imposes a wide variety of new regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

●	Our chief executive officer and chief financial officer must now certify the accuracy of the financial statements contained in our periodic reports;

●	Our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

●
Our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses; and

●	We may not make any loan to any director or executive officer and we may not materially modify any existing loans.

The Sarbanes-Oxley Act has required us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the new regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

ITEM 1A: RISK FACTORS

The purchase of securities offered hereby involves significant risks and is suitable only for investors of adequate financial means which have no need for liquidity in this investment and who can afford to lose their entire investment. Investing in common stock involves a high degree of risk. Certain risks relate to investments generally, others to us and our investments and others arise due to our present status but each investor should carefully consider all of the risks described below, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The following risks affect us and our business:

GENERAL RISK FACTORS

Our auditors has raised doubt as to whether we can continue as a going concern.

We have not generated any revenues and have incurred operating losses and negative operating cash flow since inception and future losses are anticipated. These factors raise substantial doubt about our ability to continue as a going concern, particularly in the event that we are unable to obtain financing and/or attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and if we cannot continue as a going concern, your investment in us could become devalued or worthless.

Investments in our stock by new shareholders will be diluted immediately.

Due, in part, to increases in our share price, some of our present shareholders have acquired an interest in us at a total cost substantially less than the total cost that newer investors will likely pay for their shares. Therefore, the newer investors will bear a greater proportion of the risk of loss (measured by the cost of shares). As of October 12, 2009, there were 100,000,000 shares of common stock authorized and 67,621,858 common shares outstanding. All shares were considered issued at their par value.

We may sell additional equity in the future that may further dilute the value of your investment.

Reductions in the price of our stock resulting from the performance of our portfolio or other market conditions might result in stock being sold to new investors, including management, at prices below the price paid by you. Senior management may be granted the right, and others may have the right, under certain circumstances, to acquire additional shares of our stock at a price equal to the market price as it exists at a point in the future. If such a grant of a right occurred at a time where the price of the stock has fallen relative to the current market value and falls below the price paid by you, management might be given the right to purchase stock at a price below your cost. In either of these cases, the value of your investment would be further diluted.

Future credit agreements impose restrictions on us which may prevent us from engaging in transactions that might benefit us, including responding to changing business and economic conditions or securing additional financing, if needed

In the event we enter into one or more loan agreements to fund operations, expansion or acquisitions, these typically contain customary events of default and restrictive covenants that require us to maintain specified levels of performance and financial ratios and prohibit us from taking certain actions without satisfying the financial tests or obtaining the consent of the lenders including, the following examples of typical and customary restrictions on:

●	making investments in excess of specified amounts;
●	incurring additional indebtedness in excess of a specified amount;
●	paying cash dividends;
●	making capital expenditures in excess of a specified amount;
●	creating certain liens;
●	prepaying our other indebtedness;
●	engaging in certain mergers or combinations; and
●	engaging in transactions that would result in a change of control of our company.

Should we be unable to comply with the terms and covenants of our credit agreements, we would be required to obtain modifications of the terms of these agreements or secure another source of financing to continue to operate our business. A default could result in the acceleration of our obligations under the credit agreements.

Limitation of Liability and Indemnification of Management.

While limitations of liability and indemnification are themselves limited, we have instituted provisions in our bylaws indemnifying, to the extent permitted, against and not making management liable for, any loss or liability incurred in connection with our affairs, so long as such loss or liability arose from acts performed in good faith and not involving any fraud, gross negligence or willful misconduct. Therefore, to the extent that these provisions provide any protection to management, that protection may limit the right of a shareholder to collect damages from members of management. Management is accountable to the shareholder as a fiduciary and, consequently, members of management are required to exercise good faith and integrity in handling our affairs.

If we are not able to build and sustain proper information technology infrastructure, our business could suffer.

We depend on information technology as an enabler to improve the effectiveness of our operations and to interface with our customers, as well as to maintain financial accuracy and efficiency. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach.

If we are unable to hire or retain key employees, it could have a negative impact on our business.

Our continued growth requires us to develop our leadership bench and to implement programs designed to retain talent. However, there is no assurance that we will continue to be able to hire or retain key employees. We compete to hire new employees, and then must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could deplete our institutional knowledge base and erode our competitive advantage.

Your influence in matters requiring shareholder action will be subject to control of certain shareholders.

They are officers and directors and major shareholders with a controlling interest who hold a large percentage of the issued and outstanding shares of our voting securities who would likely exercise voting control over all matters that may be submitted for approval by our shareholders. Even for those members of management and holders of controlling blocks of our shares, while the number of shares controlled is less that a majority, their position of control is material and significant.

Pursuant to our Articles of Incorporation, our Board of Directors has the authority to issue shares of stock without any further vote or action by the stockholders. The issuance of stock under certain circumstances could have the effect of delaying or preventing a change in control of the Company or may deter takeover attempts.

Our Articles of Incorporation contain provisions that may have the effect of discouraging, delaying or making more difficult a change in control and preventing the removal of incumbent directors. The existence of these provisions may reduce any premiums over market price that a potential acquirer would offer to shareholders for their shares of our common stock. Furthermore, we are subject to provisions of the Nevada Revised Statutes that may make it difficult for a potential acquirer to exert control over our Board of Directors and may discourage attempts to gain control without the consent of the Board of Directors.

RISKS ASSOCIATED WITH LAWS AND REGULATIONS

Our Business May Become Subject to Extensive Additional Regulation at the Federal and State Levels.

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects.

The Requirements under Sarbannes-Oxley impose increasing costs for compliance and review of accounting and reporting processes.

We will need to make substantial financial and manpower investments in order to assess our internal controls over financial reporting, and our internal controls over financial reporting may be found to be deficient causing us to incur additional costs for remedying and compliance.

Changes in the legal and regulatory environment could limit our business activities, increase our operating costs, reduce consumer demand for gaming or result in litigation.

The conduct of our businesses, and the advertising and marketing and operation of our facilities, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to foreign laws and regulations administered by government entities and agencies in markets in which we operate.

These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events. Such regulatory environment changes include changes in licensing or the right to operate gaming facilities, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws and environmental laws (relating to operations of facilities). Changes in laws, regulations or governmental policy and the related interpretations may alter the environment in which we do business and, therefore, may impact our results or increase our costs or liabilities. In particular, governmental bodies in jurisdictions where we operate may impose new requirements, or other restrictions to continue operations of a gaming facility.

Our management agreements with the various tribes are subject to governmental or regulatory modification — The NIGC has the power to require modifications to Indian management agreements under some circumstances or to void such agreements or secondary agreements, including loan agreements, if we fail to obtain the required approvals or to comply with the necessary laws and regulations. While we believe that our management agreements and related secondary documents meet the applicable requirements, the NIGC has the right to review each of these agreements and has the authority to reduce the term of a management agreement or the management fee or otherwise require modification of the management agreements and secondary agreements. Such changes would negatively affect our profitability.

The Indian tribes have sovereign powers and we may be unable therefore to enforce remedies against them

The tribes with which we have agreements are independent governments that have rights to tax persons and enterprises conducting business on their lands. They also have the right to require licenses and to impose other forms of regulation and regulatory fees on persons and businesses operating on their tribal lands. As a sovereign power, Indian tribes are generally subject only to federal regulation. States do not have the authority to regulate them, unless such authority has been specifically granted by the U.S. Congress. Thus, state laws generally do not apply to tribes or to activities taking place on tribal lands. In the absence of a conflicting federal or properly authorized state law, tribal law governs. Unless another law is specified, contracts with the tribes are governed by tribal law (and not state or federal law). In our agreements with these tribes, we generally have agreed that state law will govern the rights and obligations under these agreements. However, such provisions may be unenforceable particularly with respect to remedies against collateral located on tribal lands and they offer no protection against third-party claims against the collateral. If such provisions are determined to be unenforceable, then we may be unable to recover any amounts loaned or advanced to the tribes.

RISKS ASSOCIATED WITH REVENUE AND EARNINGS

We cannot guarantee paying dividends to our stockholders.

We are allowed by our articles of incorporation and/or by-laws to pay dividends to our stockholders. However, there can be no guarantee we will have sufficient revenues to pay dividends during any period. Investors in need of liquidity through the payment of dividends should refrain from common stock which does not have a dividend requirement.

We may experience fluctuations in our quarterly and annual results.

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets, changes in the gaming industry, and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Our business could suffer if we are unable to compete effectively.

Our businesses operate in highly competitive markets. We compete against global, regional and local operators of gaming facilities on the basis of appearance, quality, accessibility and perceived attractiveness. Increased competition and actions by our competitors could lead to downward pressure on prices for food and beverages and other items sold within our facilities and/or a decline in our market share, either of which could adversely affect our results.

Demand for our gaming locations may be adversely affected by changes in consumer preferences and tastes or if we are unable to innovate or market our facilities effectively.

We are a consumer gaming company operating in highly competitive markets and rely on continued demand for our facilities. To generate revenues and profits, we must sell appeal to our customers and to consumers. Any significant changes in consumer preferences and any inability on our part to anticipate and react to such changes could result in reduced demand for our facilities and erosion of our competitive and financial position. Our success depends on our ability to respond to consumer trends. Consumer preferences may shift due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against companies in the industry, or a downturn in economic conditions. Any of these changes may reduce consumers’ willingness to patronize our facilities.

Adverse changes in discretionary consumer spending would decrease our gaming revenues — the gaming industry is heavily dependent on discretionary consumer spending patterns. Our business is sensitive to numerous factors that affect discretionary consumer income, including adverse general economic conditions, changes in employment trends and levels of unemployment, increases in interest rates, acts of war, terrorist or political events, a significant rise in energy prices or other events or actions that may lead to a decrease in consumer confidence or a reduction in discretionary income. Declines in consumer spending within the gaming industry, especially for extended periods, could have a material adverse effect on our business, financial condition and results of operations.

Development of new casinos is subject to many risks, some of which we may not be able to control.

The opening of our proposed gaming facilities will depend on, among other things, obtaining adequate financing, the completion of construction, hiring and training of sufficient personnel and obtaining all regulatory licenses, permits, allocations and authorizations. The number of the approvals by federal and state regulators and other authorities needed to construct and open new gaming facilities is extensive, and any delay in obtaining or the failure to obtain these approvals could prevent or delay the completion of construction or opening of all or part of the gaming facilities or otherwise adversely affect the design and features of the proposed casinos.

Even if approvals and financing are obtained, building a new casino is a major construction project that entails significant risks. These risks include, but are not limited to:

●	shortages of materials or skilled labor;
●	unforeseen engineering, environmental and/or geological problems;
●	work stoppages;
●	weather interference;
●	unanticipated cost increases; and
●	unavailability of construction equipment.

Obtaining any of the requisite licenses, permits, allocations and authorizations from regulatory authorities could increase the total cost, delay or prevent the construction or opening of any of these planned casino developments or otherwise affect their design. In addition, once developed, we may be unable to manage these casinos on a profitable basis or to attract a sufficient number of guests, gaming customers and other visitors to make the various operations profitable independently.

We have a limited base of operations — Our principal operations currently consist of the three proposed gaming facilities. These limited sources of income, combined with the potentially significant investment associated with any new managed facilities, may cause our operating results to fluctuate significantly. Additionally, delays in the opening of any future casinos or our failure to open a new casino could also significantly adversely affect our profitability. Future growth in revenues and profits will depend on our ability to increase the number of our owned and managed casinos and facilities or develop new business opportunities. We may be unable to successfully acquire, develop or manage any additional casinos or facilities.

The gaming industry is subject to many risks, including adverse economic and political conditions and changes in the legislative and land use regulatory climate.

Similar to investment in other entertainment enterprises, adverse changes in general and local economic conditions may adversely impact investments in the gaming industry. Examples of economic conditions subject to change include, among others:

●	competition in the form of other gaming facilities and entertainment opportunities;
●	changes in regional and local population and disposable income;
●	unanticipated increases in operating costs;
●	restrictive changes in zoning and similar land use laws and regulations, or in health, safety and environmental laws, rules and regulations;
●	risks inherent in owning, financing and developing real estate as part of our casino operations;
●	the inability to secure property and liability insurance to fully protect against all losses, or to obtain such insurance at reasonable costs;
●	inability to hire trained and knowledgeable managers and supervisors;
●	inability to hire a sufficient number of employees to maintain our desired level of operations;
●	seasonality;
●	changes or cancellations in local tourist, recreational or cultural events; and
●
changes in travel patterns or preferences (which may be affected by increases in gasoline prices, changes in airline schedules and fares, strikes, weather patterns or relocation or construction of highways).

We may be unable to successfully compete with other gaming activities — The gaming industry is highly competitive. Gaming activities include traditional land-based casinos; river boat and dockside gaming; casino gaming on Indian land; state-sponsored lotteries and video poker in restaurants, bars and hotels; pari-mutuel betting on horse racing, dog racing and jai alai; sports bookmaking; Internet gaming; and card rooms. Our operations and the casinos that we are trying to develop and operate, compete or will compete, as the case may be, with all these forms of gaming, and any new forms of gaming that may be legalized in additional jurisdictions, as well as with other types of entertainment. Our operations may be unable to successfully compete with new or existing gaming operations within the vicinity of our operations or with gaming operations available on the Internet.

RISKS ASSOCIATED WITH SMALLER PUBLIC COMPANIES

The Market Price of Our Common Stock May Fluctuate Significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors, may adversely affect our ability to raise capital through future equity financings. These factors include:

●
significant volatility in the market price and trading volume of securities of gaming industry companies or other companies in the industry, which are not necessarily related to the operating performance of these companies;

●	changes in regulatory policies or tax guidelines;

●	our common stock is unlikely to be followed by any market analysts, and there may be few institutions acting as market makers for the common stock which can adversely affect its price;

●	changes in earnings or variations in operating results;

●	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

●	departure of one or more of our key personnel;

●	operating performance of companies comparable to us;

●	potential legal and regulatory matters;

●	changes in prevailing interest rates;

●	general economic trends and other external factors; and

●	loss of a major funding source.

Our common stock is subject to the “Penny Stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or option to acquire any equity security with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

●	that a broker or dealer approve a person’s account for transactions in penny stocks; and

●	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

●	obtain financial information and investment experience objectives of the person; and

●
make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

●	sets forth the basis on which the broker or dealer made the suitability determination; and

●	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Our common stock is thinly-traded — For most of our history our common stock has been thinly-traded, both privately and on the various exchanges on which it has been listed, making it difficult for stockholders to sell shares of our common stock at a predictable price or at all. The volatility in the market price of our common stock may cause stockholders to encounter significant short term variations in the market price of the stock on account of factors beyond our control.

ITEM 1B: UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2: PROPERTIES

We maintained our corporate office at 932 Spring Street, Petoskey, Michigan 49770. On August 8, 2008, the Company entered into a lease for office space, commencing on September 1, 2008 through August 31, 2011. Rent is payable in advance, in annual installments. The initial year’s rent is $46,200, increasing as defined. The Company has an option to extend the lease for an additional three year period.

We are negotiating lease arrangements in connection with the acquisitions of the casino and gaming properties which are the Company’s primary business. Rights and obligations as tenants are discussed below in connection with the description of the specific properties. The Company does not presently own the real estate in connection with any of its gaming properties.

ITEM 3: LEGAL PROCEEDINGS

We are not currently subject to any legal proceedings, nor, to our knowledge, is any legal proceeding threatened against us. From time to time, we may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts. While the outcome of these legal proceedings, if any, cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

ITEM 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the period ending June 30, 2009.

PART II

ITEM 5: MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company’s common stock is presently traded on the over-the-counter bulletin board stock market and is quoted on the National Association of Securities Dealers (“NASD”) Over-The Counter Bulletin Board (“OTCBB”) under the symbol under the symbol “ROBK.OB.” Until we began trading on July 8, 2008, the stock was available only through the Pinksheets, LLC were reported under the symbol ROBK.pk but no market was maintained nor quotes published.

The Company’s stock was not quoted for trading for the previous two years prior to July 8, 2009 and therefore, market closing and the high and low prices at the end of each quarter for the years ended June 30, 2009 and 2008 (except for the most recent quarter) are not available. The following table sets forth the quarterly high and low daily close for our common stock as reported by the OTCBB since we began trading on July 8, 2009. The bids reflect inter-dealer prices without adjustments for retail mark-ups, mark-downs or commissions and may not represent actual transactions.

JUNE 30, 2009 (4TH QUARTER FISCAL YR)	n/a	n/a
SEPTEMBER 30, 2009 (NEXT 1ST QUARTER FISCAL YR)	$.60	$.26

The OTCBB is a quotation service sponsored by the NASD that displays real-time quotes and volume information in over-the-counter (“OTC”) equity securities. The OTCBB does not impose listing standards or requirements, does not provide automatic trade executions and does not maintain relationships with quoted issuers. A company traded on the OTCBB may face loss of market makers and lack of readily available bid and ask prices for its stock and may experience a greater spread between the bid and ask price of its stock and a general loss of liquidity with its stock. In addition, certain investors have policies against purchasing or holding OTC securities. Both trading volume and the market value of our securities have been, and will continue to be, materially affected by the trading on the OTCBB.

Penny Stock Considerations

Our shares will be “penny stocks” as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser’s written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000, or annual income exceeding $100,000 individually or $300,000 together with his or her spouse, is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

●
Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;

●	Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
●
Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer’s account, the account’s value and information regarding the limited market in penny stocks; and

●
Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction, prior to conducting any penny stock transaction in the customer’s account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decrease, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

Holders

As of June 30, 2009, there were 67,321,858 shares of common stock issued and outstanding, held by approximately 119 shareholders of record, including 12,613,500 shares in the public float. As of October 12, 2009, there were 67,621,858 shares of common stock issued and outstanding, held by approximately 119 shareholders of record.

Dividends on Common Stock

We have not declared a cash dividend on our common stock in the last three fiscal years and we do not anticipate the payment of dividends in the near future. We may not pay dividends on our common stock without first paying dividends on our preferred stock. There are no other legal restrictions that currently limit our ability to pay dividends on our common stock other than those generally imposed by applicable state law.

Equity Compensation Plans

We have not yet adopted any stock option or equity compensation plan.

Recent Sales of Unregistered Securities

On August 15, 2008, we, as reorganized under Chapter 11 of the Bankruptcy Code, issued 1,000,000 shares to the balance of the creditors of BevSystems, Inc. The issuance of stock was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales of an issuer not involving a public offering. Based on discussions through the Bankruptcy Court, we reasonably believe that such creditors were accredited and sophisticated investors. By virtue of these discussions, the creditors had access to information on us reasonably necessary to make an informed business decision.

Also on August 15, 2008, we issued 9,000,000 shares of common stock to RBL, an entity substantially owned by an officer of the Company and family members. The officer acquiring the shares on behalf of RBL, as a founder of the Company, is an accredited and sophisticated investor. The issuance of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Our President and CEO had a substantial ownership interest in RBL. By virtue of RBL’s relation to the CEO, RBL had access to information about us necessary to make an informed investment decision.

In October 2008, we issued 26,560,000, 5,480,900 and 8,400,000 shares to RBL in connection with the acquisitions of Gaming, Dayton and India, respectively. The issuances of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Our President and CEO had a substantial ownership interest in RBL. By virtue of RBL’s relation to the CEO, RBL had access to information about us necessary to make an informed investment decision.

On May 26, 2009, we issued 3,153,675 shares of common stock to Shawanga Lodge, LLC in connection with the purchase of real property in Sullivan Count, New York, described under “Management’s Analysis of Business-Gaming”. The issuances of these shares were made in reliance upon exemption from registration set for in section 4(2) of the Securities Act, relating to sales by an issuer not involving a public company. The Shawanga Lodge, LLC has access to information necessary to make an informed investment decision, based on the fact that the transaction between Shawanga Lodge, LLC and the Company was heavily negotiated by both parties. Based on the negotiations of the transaction, we reasonably believed Shawanga Lodge. LLC was an accredited and sophisticated investor.  .  By virtue of its relation to us, Shawanga Lodge, LLC had access to information about necessary to make an informed investment decision.

On August 2, 2006, the Company issued 100 shares of common stock under a stock subscription receivable for $100 which was paid in August 2008. The individual acquiring these shares of common stock, a founder was an accredited and sophisticated investor. The issuance of these shares was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. By virtue of the investor being a founder, this individual had access to information about us necessary to make an informed investment decision.

On August 15, 2008, we issued 8,999,900 shares of common stock to RBL in payment of due to stockholder of $513,079. The issuances of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Our President and CEO have a substantial ownership interest in RBL. By virtue of RBL’s relation to the CEO, RBL had access to information about us necessary to make an informed investment decision.

On August 21, 2008, we issued an aggregate of 8,300,000 shares common stock to four officers and an employee of the Company as a in connection with their employment agreements.  These shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on a close working relationship with such officers and employees, along with various discussions with such officers and employees, we reasonably believe that such officers and employees were accredited and/or sophisticated investors. By virtue of their relation to us, these officers and employees had access to information about us necessary to make an informed investment decision.

On August 27, 2008, we issued an aggregate of 4,610,000 shares of common stock as follows: 80,000 shares to the four non-employee directors, 150,000 shares to the Company’s Chief Financial Officer, and 4,380,000 shares to
Dru Desai, a consultant to the Company all in exchange for services. These issuances of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on a close working relationship with such individuals, along with various discussions with such individuals, we reasonably believe that such individuals were accredited and/or sophisticated investors. By virtue of their relation to us, these individuals had access to information about us necessary to make an informed investment decision.

On November 16, 2008 we issued 100,000 shares of common stock to Amato Capital, in change for examining the financial viability of the Company, which we were considering for an acquisition. The issuance of stock was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on discussions with such capital markets consultant, we reasonably believe that such capital markets consultant was an accredited and sophisticated investor. By virtue of his relation to us, the capital markets consultant had access to information about us necessary to make an informed investment decision.

On December 23, 2008, we issued 48,283 shares of common stock to RBL in payment of due to stockholder. This issuance of these shares was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. By virtue of RBL’s relation to the Chief Executive Officer, RBL had access to information about us necessary to make an informed investment decision.

In November and December 2008, we sold an aggregate of 114,000 shares of common stock to friends and family of Ken Bock, a consultant to the Company. These issuances of these shares was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on discussion with Mr. Bock, we reasonably believe that such investors were accredited and/or sophisticated investors. By virtue of their relation to us, these investors had access to information about us necessary to make an informed investment decision.

On January 2, 2009, we issued 50,000 shares of common stock to Practical Business Concepts, LLC, for legal services. The issuance of these shares was made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on discussions with such attorney, we reasonably believe that such attorney was an accredited and sophisticated investor. By virtue of his relation to us, the attorney had access to information about us necessary to make an informed investment decision.

In January, February and March 2009, we sold an aggregate of 285,000 shares of common stock to friends and family of Phil Schultz, a large shareholder. These issuances of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on discussion with Mr. Schultz, we reasonably believe that such investors were accredited and/or sophisticated investors. By virtue of their relation to us, these investors had access to information about us necessary to make an informed investment decision.

In April, May and June, 2009, the Company sold an aggregate of 220,000 shares of common stock to friends and family of Mr. Schultz. These issuances of shares were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, relating to sales by an issuer not involving a public offering. Based on discussion with such investors, we reasonably believe that Mr. Schultz were accredited and/or sophisticated investors. By virtue of their relation to us, these investors had access to information about us necessary to make an informed investment decision.

In October 2009, we issued 3,895,467 shares of common stock to RBL in repayment for the RBL’s transfer of the same number of shares to third party in May 2009. The issuances of these shares was made in reliance upon exemption from registration set for in section 4(2) of the Securities Act, relating to sales by an issuer not involving a public company. By virtue of RBL’s relation to our Chief Executive Officer, RBL had access to information about necessary to make an informed investment decision.

On November 9, 2009, we issued 1,500,000 shares of common stock to RBL in payment of the loan payable to the stockholder. The issuances of these shares was made in reliance upon exemption from registration set for in section 4(2) of the Securities Act, relating to sales by an issuer not involving a public company. By virtue of RBL’s relation to our Chief Executive Officer, RBL had access to information about necessary to make an informed investment decision.

No underwriters were used in connection with any of these stock issuances.

Unless otherwise indicated, all shares were sold for cash.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

None during the year ended June 30, 2009.

ITEM 6: SELECTED FINANCIAL DATA

Not applicable.

ITEM 7: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, relating to our financial condition, profitability, liquidity, resources, business outlook, market forces, corporate strategies, contractual commitments, legal matters, capital requirements and other matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. We note that many factors could cause our actual results and experience to change significantly from the anticipated results or expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believes,” “estimates,” “projects” or similar words or expressions are used in this Form 10-K, as well as statements containing phrases such as “in our view,” “there can be no assurance,” “although no assurance can be given,” or “there is no way to anticipate with certainty,” forward-looking statements are being made and these words or phrases or similar expressions should be interpreted as intended to identify these forward-looking statements.

In addition to the risks discussed in Item 1 “Factors That May Affect Our Future Performance”, various other risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to change significantly from those set forth in our forward-looking statements, including the following factors: These statements are subject to risks and uncertainties beyond our reasonable control that could cause our actual business and results of operations to differ materially from those reflected in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Our forward-looking statements are based on trends which we anticipate in our industry and our good faith estimate of the effect on these trends of such factors as industry capacity, product demand and product pricing. The inclusion of projections and other forward-looking statements should not be regarded a representation by us or any other person that we will realize our projections or that any of the forward-looking statements contained in this prospectus will prove to be accurate.

●	our growth strategies;
●	our development and potential acquisition of new facilities;
●	risks related to development and construction activities;
●	anticipated trends in the gaming industries;
●	patron demographics;
●	general market and economic conditions;
●	access to capital and credit, including our ability to finance future business requirements;
●	the availability of adequate levels of insurance;
●	changes in federal, state, and local laws and regulations, including environmental and gaming license legislation and regulations;
●	regulatory approvals;
●	competitive environment;
●	risks, uncertainties and other factors described from time to time in this and our other SEC filings and reports.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events or conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements.

MANAGEMENT’S ANALYSIS OF BUSINESS

As used herein the terms “we”, “us”, “our,” the “Registrant,” and the “Company” means, Rotate Black, Inc., a Nevada corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included in this report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We were incorporated in Nevada on August 2, 2006 to be the successor by merger of BevSystems International, Inc. and BevSystems International Ltd. (“BevSystems”) under a plan of reorganization (the “Plan”) effective August 15, 2008, as approved by the United States Bankruptcy Court in Tampa, Florida. Under the terms of the Plan, BevSystems merged into the Company with the Company as the survivor.

We recorded the purchase of BevSystems under the purchase method of accounting and allocated the entire purchase price to intangible assets.

On August 15, 2008, the Company commenced operations and all activity prior thereto has been charged to operations.

The Company’s business plan is focused on using the gaming and turn around experience of our officers and directors in the management and development of casino resorts.

We plan to develop and implement the following for success in casino development and management.

●	The employment of seasoned, decision making management personnel
●	World-class customer service
●	Environmental control systems
●	Best-of-breed player and inventory systems
●	Strategic staffing with organized management oversight
●	High quality food and beverages
●	High-growth Player’s Club with retention.
●	Strong quality gaming experience
●	State of the art gaming equipment

In October 2008, the Company entered into certain agreements with Rotate Black, LLC (“RBL”) a Michigan Limited Liability Company for the acquisition of three of its business units, “Gaming” “Dayton” and “India” (as each is defined below), and collectively Rotate Black Gaming. Inc. (“RBG”). Under the terms of the agreements Rotate Black, Inc. acquired land, unbilled development advances and contract rights for an aggregate of 40,440,900 shares of its common stock. 10,000,000 of RBL’s shares in the Company were posted as collateral to the Stillwater Asset-Backed Fund, L.P. (Stillwater) to facilitate funding of the Seneca Nation project.

On July 1, 2010, RBI entered into an agreement with Catskills Gaming and Development, LLC (“Catskills”), pursuant to which We and Our affiliate, RBL, agreed to sell to Catskills shares of stock constituting 100% of the ownership of RBG, for aggregate consideration of $21 million (the “Agreement”).  According to the Agreement, the consideration is to be paid in installments as follows:

(a)
$2 million on or before the first anniversary of the date of the opening for business to the public of a gaming facility under a management agreement between Catskills, as manager, and the Seneca Nation of Indians, in or near the Counties of Ulster and Sullivan in the State of New York (the “Opening Date”);

(b)	$2 million on the second anniversary of the Opening Date;
(c)	$3.4 million on the third anniversary of the Opening Date;
(d)	$3.4 million on the fourth anniversary of the Opening Date;
(e)	$3.4 million on the fifth anniversary of the Opening Date;
(f)	$3.4 million on the sixth anniversary of the Opening Date; and
(g)	$3.4 million on the seventh anniversary of the Opening Date.

In connection with the transaction, Catskills has agreed to assume indebtedness of RBG and RBL, in the aggregate amount of $6.3 million.

We expect to close the transaction on or before August 31, 2010.

The following describes RBG’s developments prior to the closing of the transaction set forth above.

Transaction Highlights are as follows:

“Gaming” (Rotate Black Gaming, Inc. Under a stock purchase agreement Rotate Black, Inc. acquired a seventy five percent (75%) ownership in RBL’s wholly owned subsidiary Rotate Black Gaming, Inc., a Nevada corporation. Rotate Black Gaming, Inc. is currently under contract with the Seneca Nation of Indians for the exclusive development and management of a world-class casino resort tentatively scheduled to be named “Seneca Catskill Mountains Resort and Casino “located in Sullivan County, New York. Pursuant to these agreements, the Company has been retained to develop and manage a $1.3 billion destination casino resort to be constructed on 63 acres of land situated off exit 107 of Route 17 in the Town of Thompson in Sullivan County, New York. Under the terms of the Development Agreement, the Company is responsible for arranging a limited recourse loan or other arrangements to finance the gaming facility in an aggregate principal amount of up to $350,000,000. The Company engaged CRT Capital to arrange for the financing. As of June 30, 2009, CRT Capital had been provided with expressions of interest from potential investors; however, the loan did not close as the Seneca Nation did not have the required approvals to begin construction. The proceeds of the loan are to be used exclusively for the development, design, construction, furnishing and equipping of the gaming facility, for start-up and working capital and reimbursing the Company for development advances. Development advances are the funds advanced by the Company for necessary costs in advance of the facility loan which include expenses for legal, engineering and architectural fees. A development fee of 2.5% of total development costs will be paid to the Company for services rendered pursuant to the Development Agreement and are in addition to the amounts advanced to cover the development costs.

In May 2009, we entered into an agreement to acquire additional real property in Sullivan County, New York. The purchase price for the property was 7,049,142 shares of Our common stock, $1,750,000 in cash within six months of operating a temporary casino and $1,750,000 in cash upon closing. On May 11, 2009, the Company issued 3,153,675 shares of common stock and RBL temporarily transferred, on Our behalf, 3,895,467 shares of our common stock owned by them to the seller, on Our behalf, both in escrow, as a deposit under the agreement. As a temporary casino is not open, no cash is due under this agreement; however, if a temporary or permanent casino never opens or if Rotate Black Gaming, Inc. is sold, the shares may have to be forfeited under the terms of the agreement.

In October 2009, We issued 3,895,467 to RBL in replacement of shares transferred by RBL in May 2009.

As of June 30, 2009, unbilled Development Advances were $2,069,499, including $139,309 of interest and $47,078 of developer fees, which have been deferred. These development advances will be billed and paid upon the closing of the facility financing. After the development advances are billed and paid by the Nation, We should be able to meet our financial obligations and commence profitable operations.

In addition, once the casino is operational, the Nation will pay Us management fees based on a percent of gaming revenues. As manager, the Company will conduct and direct all business and affairs in connection with the operation, management and maintenance of the Facility, including all commercial gaming business, sale of food, beverages, tobacco and gifts, hotels, parking, resorts, amusement or accommodation operations.

The project will represent the building of one of the nation’s first “Green” casinos as well as one of the largest developments in southern New York State. The development plan calls for construction in three phases:

●	Phase 1 – An interim sprung-structure facility housing a casino with 2,000 slots and 45 table games plus limited food & gaming facilities.
●
Phase 2 – Interim facility will remain open during construction of the two phased permanent casino resort construction. The first phase of the permanent structure will host an additional 3,000 slots, and 50 table games, 30 poker tables, plus an expanded food court, feature bar and buffet.

●
Phase 3 – completion of the world-class casino, resort and spa. The completed facility will offer 1500 all-suite rooms with about 7,000 slots, 190 table games, 9 restaurants, 10 bars, an entertainment lounge, 10,000 sq. ft. nightclub, a 5,000 - seat event center, a 45,000 sq. ft. full service Spa, 105,000 sq. ft. of banquet space, 30,000 sq. ft. of retail space and many other amenities.

The plans for the project have been designed by Friedmutter & Associates, a leading design, architectural, and master planning firm specializing in casino resorts and Perini Corporation, the leader in both traditional and Native American casino resorts.

See Item 1, Business, page 1 for a discussion of the current activities of Gaming. There is no certainty that final approval will be received, the facility’s financing will occur, we will be able to complete the development or successfully manage the casino.

Although we only have limited cash as of June 30, 2009, We plan to manage the casino by arranging the Nation’s facilities financing, which will be used to fund their casino, including the payment of Our deferred development advance and development fees. We will then also receive management fees. Until then, We sell shares of Our common stuck to fund Our operations.

The Dayton casino development project is on hold and, as of June 30, 2009, and We have determined that the recovery of the carrying value is uncertain and have written-off the deferred expenses associated with the acquisition of $233,960. We are currently seeking another similar location in Nevada.

India consists of a 50% interest in Rotate Black India Pvt Ltd., an Indian joint venture. Although We have identified potential properties for acquisition, We do not anticipate an acquisition until new Indian gaming laws are solidified, which is uncertain. As of December 31, 2009, India is on hold and We have determined that the recovery of the carrying value is uncertain and has written-off the investment in the joint venture.

Results of Operations

Operations for the fiscal year or quarters ended June 30, 2009 and 2008 are not comparable because during the prior fiscal year ending June 30, 2008, the Company was inactive.

During the period from July 1, 2008, when we commenced operations, to June 30, 2009, we have not generated revenues.

General and administrative expenses for the year ended June 30, 2009 were $699,899 of which approximately 65% consisted of fees for outside services including accounting, legal, and consulting and investor relations, approximately 13% consisted of payroll related expenses and benefits, approximately 10% consisted of expenses associated with rent and utilities, approximately 9% related to travel and meetings and the balance of 3% related to office and other miscellaneous expense. General and administrative expense for the periods August 2, 2008 through June 30, 2007 and for the year ended June 30, 2008 were principally related to accounting fees and was $3,433 and $2,755, respectively.

Liquidity and Capital Resources

As of June 30, 2009, We have not generated revenues and We had negative working capital of $3,606,157 based on current assets of $104,355, including cash of $15,453, and current liabilities of $3,710.512.

We do not have sufficient funds to continue our operating activities. Future operating activities are expected to be funded by sales of common stock until such time that operations will generate sufficient funds from operations In addition, upon closing of the facilities financing we will invoice Our deferred development advances.

Our auditors has raised doubt as to whether we can continue as a going concern. We have not generated any revenues and We have incurred operating losses and negative operating cash flow since inception and future losses are anticipated. These factors raise substantial doubt about Our ability to continue as a going concern, particularly in the event that We cannot obtain the facilities financing and/or attain profitable operations. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Commitments for capital expenditures

-
In May 2009, the We entered into an agreement to acquire additional real property in Sullivan County, New York. The purchase price for the property was 7,049,142 shares of Our common stock, $1,750,000 in cash on escrow and $1,750,000 in cash upon closing. We issued 3,153,675 shares of Our common stock in October 2009 issued 3,895,467 shares of Our common stock to RBL.

-	In December 2008, We entered into an agreement with a consultant to provide lobbying and other related services for $15,000, per month, through December 31, 2009.

-
In March 2009, We entered into an agreement for architectural services to construct a temporary casino in Sullivan County, New York, for $25,000, not including reimbursable, payable monthly based upon the percentage of work completed.

-	In April 2009, We entered into an agreement with a consultant to provide public relations, advertising and marketing services for $5,000, per month, through April 30, 2010.

-	From April 9, 2009, We agreed to pay a consultant for legislative and regulatory representation of $10,000, per month, through April 9, 2010.

We have incurred and will continue to incur costs associated with our development of our casino projects, consisting mostly of legal expenses and lobbying costs. For each project, we intend to finance the predevelopment cost through sales of our common stock and eventually from revenue received under active development agreements or under management. On the Catskill project, in Sullivan County, New York, , upon the closing of the financing described in the “Overview”, we will invoice the Nation for the $2,069,499 of deferred development costs incurred as of June 30, 2009 and utilize these funds for operations and predevelopment costs of other projects. We have incurred approximately $500,000 of additional pre-development expenses for this project as of June 30, 2010.

Although management believes operations related to the management of the gaming facility will generate sufficient cash if our plan is successful, there can be no assurance that the cash will be sufficient to satisfy Our monetary needs in the next twelve months. Therefore, we still may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue.  If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities which would result in additional dilution to our stockholders. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Impact of Inflation

We believe that inflation has not had a material impact on our results of operations for the period ended June 30, 2009. We cannot be assured that future inflation will not have an adverse impact on our operating results and financial condition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex, or subjective judgments. Our most critical accounting policy relates to the valuation of our intangible assets.

Intangible assets

Contract rights and intangible assets are valued at cost and, if there is a finite life, will be amortized over their estimated useful lives of each asset as determined by management. Amortization will commence upon the placement of individual assets into service and the initial determination of the lives assigned to each. The Company expects this to occur for the Contract Right and intangible assets upon the effective date of the Development Agreement or the manufacture of products of O2 Water, respectively. As of June 30, 2009, all the intangible assets had not commenced amortization.

We will evaluate the carrying value of the intangible assets for impairment at least annually or upon the occurrence of an event which may indicate that the carrying amount may be greater than its fair value. If impaired, we will write-down such impairment. In addition, the useful life of the intangible assets will be evaluated by management at least annually or upon the occurrence of an event which may indicate that the useful life may have been definitive and we would have commenced amortization over such useful life.

Various events could affect the carrying value of our intangible assets including ability to find financing for the individual projects or us, laws affecting such projects, the economic climate in the location of each project as well as other unforeseen, uncertainties or risks. We will continue to evaluate such issues.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Our most critical uses of estimates were our valuations of our Contract Rights and intangible assets (Life O2), which were based on managements’ forecasts of expected future net cash flows. Although management believes these projections included reasonable estimates of future revenues, there are no assurances such revenues will occur or other future negative events could arise, which could result in an impairment of value of these assets. As a result, we may be required to write-down or write-off these assets.

Income (Loss) per Common Share

Basic net income (loss) per share was computed by dividing the net income (loss) for the period by the basic weighted average number of shares outstanding during the period. Diluted net income (loss) per share was computed by dividing the net income (loss) for the period by the weighted average number and any potentially diluted shares outstanding during the period.

Share-Based Compensation

We recognize compensation expense for all share-based payment awards made to employees, directors and others based on the estimated fair values on the date of the grant. Options are valued using the Black-Scholes Option-Pricing Model using the market price of our common stock on the date of valuation, an expected dividend yield of zero, the remaining period or maturity date of the warrants and the expected volatility of our common stock.

Deferred Income Taxes

Deferred income taxes are provided for temporary differences between financial statement and income tax reporting under the liability method, using expected tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided when it is more likely than not, that the deferred tax assets will not be realized. The Company’s policy is to classify income tax assessments, if any, for interest in interest expenses and for penalties in general and administrative expenses.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss from changes in market rates or prices, such as interest rates and commodity prices. We are exposed to market risk in the form of changes in interest rates and the potential impact such changes may have on our variable rate debt. We have not invested in derivative based financial instruments.

We are primarily exposed to price risk from sales of consumer goods and services within gaming facilities. There are also market risks associated with the pricing and acquisition of gaming facilities but these risks are managed once the pricing is established by contract. Any fluctuations in value of gaming facilities will not have a direct effect on operations but could affect the market pricing of our Company. The fluctuations may result from perceived changes in the underlying operations and predicted profitability. The economic characteristics of our gaming facilities, the general market conditions and supply and demand for gaming opportunities are referenced as risks but difficult to quantify on a forward-looking basis.

The information to be reported under this item is not required of smaller reporting companies.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements required by Item 8 are submitted in a separate section of this report, beginning on Page F-1, and are incorporated herein and made a part hereof.

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A: DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our principal executive officer and principal financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Annual Report on Form 10-K, have concluded that, based on such evaluation, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We have identified certain matters that constitute deficiency (as defined under the Public Company Accounting Oversight Board Auditing Standard No. 2) in our internal controls over financial reporting.  These deficiencies that we have identified relate to the fact that our disclosure controls and procedures and our internal over financial reporting that we do not have a complete and adequate system of accounting controls and our current staffing levels are not sufficient. We are working to remedy our deficiencies. Our plan is to design and implement a complete and adequate system of internal accounting controls and to increase our increase our accounting personnel. We will not be able to commence our plan until we generate sufficient cash flow, which we anticipate to occur subsequent to the effective date of the Development Agreement. Changes in Controls and Procedures

There were no changes in our internal controls over financial reporting or in other factors identified in connection with the evaluation required by Exchange Act Rules 13a-15(d) or 15d-15(d) that occurred during the fiscal quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of June 30, 2009 based on the framework in Internal Control-Integrated Framework, published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that our internal controls over financial reporting were not effective as of June 30, 2009.

Management is working to improve its disclosure controls and procedures over financial reporting and to resolve deficiencies.

This Annual Report on Form 10-K does not include an attestation report by our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only our management’s report in this Annual Report on Form 10-K.

ITEM 9B: OTHER INFORMATION

None.

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following section sets forth, as of June 30, 2009, the names, ages and current positions with the Company held by the Directors, Executive Officers and Significant Employees; together with the year such positions were assumed. There is no immediate family relationship between or among any of the Directors, Executive Officers or Significant Employees, and the Company is not aware of any arrangement or understanding between any Director or Executive Officer and any other person pursuant to which he was elected to his current position. Each Executive Officer will serve until he or she resigns or is removed or otherwise disqualified to serve, or until his or her successor is elected and qualified.

Each Director will serve until he or she resigns or is removed or otherwise disqualified to serve or until his or her successor is elected. The Company currently has three Directors.

NAME	AGE	POSITION
John Paulsen	46	Chairman, Principal Financial Officer and CEO
Dual Cooper	66	President and COO
Dennis Piotrowski	68	Executive Vice President and Director
Dr. William N. Thompson	68	Director
William J. (Jeff) Marshall	54	Director

John Paulsen.  Mr. Paulsen has been Chief Executive Officer and Director of the Company since August 2008.  Mr. Paulsen has also been managing partner of Rotate Black LLC, a business involved in buying and selling companies, since January 2004.  Mr. Paulsen was also Chief Executive Officer of Solstice Resorts, Inc. Inc., a small public company in the business of gaming resort development, from January 2006 to December 2007.  Prior to his involvement with these companies, Mr. Paulsen held various executive officer positions at various other development companies.  Mr. Paulsen attended Morraine Valley Community College from 1982 to 1985 and Arizona State University from 1985 to 1988.

Dual B. Cooper.  Mr. Cooper has been a director of the Company since May 2009.  Mr. Cooper has been an independent consultant to various gaming companies from July 2005 to January 2006, when he became President and Chief Operating Officer of the Company.  Mr. Cooper served as Chief Operating Officer/general manager of Tulalip Casino, Washington’s largest casino from November 2003 to July 2005.  Prior to his affiliation with this Washington casino, Mr. Cooper held executive positions at the following casinos and casino development companies, among others:  Pechanga Entertainment Center in Temecula, California, Four Queens Hotel and Casino in Las Vegas, Nevada, Pegasus Entertainment, Inc. in Las Vegas, Nevada, Palace Casino, Inc. – Maritime Group Ltd. in Biloxi, Mississippi, Casino Magic, Corp., where he served as President and CEO of the corporation, Grand Casino, Inc., where he served as Executive Vice President of the Southern region, Main Street Station in Las Vegas, Nevada, Bally’s Casino Resort in Las Vegas, Nevada, Ramada Express Hotel and Casino in Laughlin, Nevada, Desert Inn Hotel and Casino in Las Vegas, Nevada, and Harrah’s in Atlantic City, New Jersey.  Mr. Cooper attended Cerritos College from 1963 to 1965.

Dennis Piotrowski.  Mr. Piotrowski was been a director of the Company since May 2009.  Mr. Piotrowski has been an independent consultant to Coast Casinos and various Native American Tribes from January 2005 to January 2006 when he became executive vice president and director of the Company.  Prior to January 2005, Mr. Piotrowski served in various general manager or executive positions with the following casinos:  Caribe Gaming in Aruba, Panama City, and Colorado, the Horseshoe Hotel & Casino in Las Vegas, Nevada, the Silver Nugget Casino in Las Vegas, Nevada, and the Lady Luck Casino in Las Vegas Nevada.  Mr. Piotrowski attended the University of Detroit from 1959 to 1960, the American Institute of Banking from 1962 to 1964 and Wayne State University from 1965 to 1974.

Dr. William N. Thompson.  Dr. Thompson has been a director of the Company since May 2009.  Dr. Thompson received a B.A. from Michigan State University, an M.A. from Michigan State University, and a Ph.D. in Political Science – Public Administration from the University of Missouri-Columbia.  He has been a professor at the University of Nevada, Las Vegas since 1988 and prior to that date; Dr. Thompson held various professorial positions at the University of Nevada, Las Vegas, Troy State, and Western Michigan University.  Dr. Thompson has written extensively on the gaming industry.

William J. (Jeff) Marshall was appointed chief executive officer and a member of our Board of Directors on February 3, 2008.  He has also served as Chairman of the Board since February 2008.  From 2006 to 2008, Mr. Marshall served as Managing Partner of CRT Private Equity, the private equity investment arm of CRT Capital Group which absorbed RockRidge Capital Partners in 2006 which Mr. Marshall was the Founder & Senior Managing Partner from 2002 to 2006. From 1996 to 2002, Mr. Marshall was the Senior Managing Partner at VantagePoint Venture Partners with over $3.5 billion under management and four technology investment funds.  From 1985 to 1996, Mr. Marshall was a Senior Managing Director, Chief Technology Officer and Head of the Communications Technologies Group (CTG) at Bear Stearns, where, in addition to his other duties, he worked with the Corporate Finance and Technology Group advising both public and private companies on financing, mergers and acquisitions and other strategic transactions.  Mr. Marshall was a member of the board of directors of the Securities Industry Association Technology Committee from 1989 to 2005.  He is a graduate of New York University in Finance and Computer Applications and Information Systems (B.S.), and the Harvard Management Program in Strategic Technology and Business Development.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors and persons who own more than ten percent of our common stock to file initial reports of ownership and changes in ownership with the SEC. Additionally, SEC regulations require that we identify any individuals for whom one of the referenced reports was not filed on a timely basis during the most recent fiscal year or prior fiscal years. To our knowledge, based solely on a review of reports furnished to us, each of the directors, Mssrs. Paulsen, Cooper, Piotrowski, and Marshall were late filing their Form 4s upon receipt of stock and option grants. Additionally, the Company conferred with its three major shareholders to confirm the information to be reported under Section 16(a) of the Exchange Act resulting in a delay in filing by these shareholders of notifications of ownership.

CODE OF ETHICS

The Board of Directors of the Company adopted a Code of Ethics effective as of August 1, 2009.

The Code of Ethics in general prohibits any officer, director or advisory person (collectively, “Access Person”) of the Company from acquiring any interest in any business which we (I) are considering a purchase or sale thereof, (ii) are being purchased or sold by us, or (iii) are being sold short by us. The Access Person is required to advise us in writing of his or her acquisition or sale of any such security.

ITEM 11:   EXECUTIVE COMPENSATION

The Compensation Committee of the Board of Directors deliberates executive compensation matters to the extent they are not delegated to the Chief Executive Officer. Compensation of our officers and directors is based on comparative compensation levels for similar positions and time spent.

The following table sets forth the cash and other compensation we paid during the past three fiscal years to our chief executive officer, president and other individuals who served as executive officers and whose total compensation was $100,000 or more.

Summary compensation table

Name and principal position	Year	Salary	Stock Awards	Total

John Paulsen (CEO since 2006) (1)	2009	$76.550	$171,000	$247,550
	2008	N/A	N/A	N/A
	2007	N/A	N/A	N/A
Dual Cooper (COO since 2006) (2)	2009	$46,249	$171,000	$217,149
	2008	N/A	N/A	N/A
	2007	N/A	N/A	N/A
______________
1.	Mr. Paulsen became President and CEO of Rotate Black, Inc. and succeeded to this office in connection with the acquisition discussed herein. He was also named Chairman of the Board of Directors.

2.	Mr. Cooper served as COO of Rotate Black, Inc. and succeeded to this office in connection with the acquisition discussed herein. He was also named President.

On August 21, 2008, we issued to Mr. Paulsen and Mr. Cooper 3,000,000 each of our shares of common stock as a one-time incentive in connection with their employment agreements, for services rendered to us to complete the successful closing under the bankruptcy. These shares were valued at $171,000 or $0.057, per share, the same value as the shares issued on August 15, 2008 in connection with the Bankruptcy, and were charged to operations. We use the August 15, 2008 value because our shares are thinly traded.

Columns for bonus, option awards, non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation are omitted from the table as all amounts are $0.

●	Grants of plan-based awards table

There were no grants of plan-based awards during the year to the named individuals.

●	Outstanding equity awards at fiscal year-end table

There were no outstanding equity awards at June 30, 2009, for the named individuals.

●	Option exercises and stock vested table

There were no option exercises or stock vested during the year for the named individuals.

●	Pension benefits

The named individuals are not covered by a pension plan.

●	Nonqualified defined contribution and other nonqualified deferred compensation plans

We do not have a nonqualified defined contribution or deferred compensation plan.

●	Potential payments upon termination or change-in-control

There are no potential payments upon termination or change-in-control for the named individuals.

Compensation of directors

Name	Director Fee Earned or Paid in Cash ($)
John Paulsen	None
Dual Cooper	None
Dennis Piotrowski (1)	None
Dr. William N. Thompson (1)(2)	$4,560
William J. (Jeff) Marshall (1)	None
_______
1. Dennis Piotrowski, Dr. William N. Thompson and William J. (Jeff) Marshall were not directors prior to September 1, 2009.
The only directors during 2008 were Mr. Paulsen and Mr. Cooper who were not paid separately for director meetings.

2. The compensation to William N. Thompson of $4,560 was the value of 80,000 shares of common stock of the Company issued for consulting services rendered to Us. The shares were valued at $0.057, per share, the value at August 15, 2008 of the shares issued in exchange for the acquisitions from RBL.

We do not currently provide for compensation of directors.

The columns for stock awards, option awards, non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings and all other compensation are omitted as there were none.

●	Compensation committee, interlocks and insider participation

The outside Directors served on the Compensation Committee.

●	Compensation committee report

Based on the Compensation Discussion and Analysis required by Item 402(b) between the compensation committee and management, the compensation committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the 10-K.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table indicates all persons who, as of September 1, 2009, the most recent practicable date, are known by us to own beneficially more than 5% of any class of our outstanding voting securities. As of September 1, 2009, there were 67,621,858 shares of our common stock outstanding. Except as otherwise indicated below, to the best of our knowledge, each person named in the table has sole voting and investment power with respect to the securities beneficially owned by them as set forth opposite their name.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	% of Class

Common	Rotate Black, LLC	15,621,360	23.18%
	628 Harbor View Lane
	Petoskey, MI 49770
Common	Shawanga Lodge, LLC	7,049,142	10.46%
	Flaum Management Company, Inc.
	39 State Street, Suite 300
	Rochester, NY 14614
Common	Philip W. Shaltz and T. Ardele Shaltz
	Tenants by Entireties	4,350,000	6.46%
	5163 Commerce Road
	Flint, MI 48507

SECURITY OWNERSHIP OF MANAGEMENT

The following table indicates the beneficial ownership of our voting securities of all Directors of the Company and all Executive Officers who are not Directors of the Company, and all officers and directors as a group, as of September 1, 2009, the most recent practicable date. As of September 1, 2009, there were 67,621,858 shares of our common stock outstanding. Except as otherwise indicated below, to the best of our knowledge, each person named in the table has sole voting and investment power with respect to the securities beneficially owned by them as set forth opposite their name. There are no options outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	% of Class

Common	John Paulsen (a)	3,000,000	4.45%
	932 Spring Street
	Petoskey, Michigan 49770
Common	Dual Cooper (b)	2,443,252	3.63%
	932 Spring Street
	Petoskey, Michigan 49770
Common	Dennis Piotrowski	1,400,000	2.08%
	932 Spring Street
	Petoskey, Michigan 49770
Common	Dr. William N. Thompson	80,000.12%
	932 Spring Street
	Petoskey, Michigan 49770
Common	William J. (Jeff) Marshall	-0-	-0-
	932 Spring Street
	Petoskey, Michigan 49770
Common	All officers and directors as a Group (5 persons)	7,023,252	10.65%

______
(a) Chairman and CEO
(b) President and COO

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We were incorporated in Nevada on August 2, 2006 to be the successor by merger of BevSystems International, Inc. and BevSystems International Ltd. under a plan of reorganization. On March 31, 2004, BevSystems filed under Chapter 7 of the Bankruptcy Code. All costs of the bankruptcy were paid by RBL, an entity substantially owned by Mr. John Paulsen, chief executive officer of the Company, and family members. Under the reorganization, We issued RBL 9,000,000 shares of Our common stock, which we value at $517,256, the amount that RBL advanced on our behalf.

In October 2008, We acquired from RBL: (1) 75% of the outstanding common stock of Rotate Black-Gaming, Inc., (Gaming), (2) all of the assets of a casino development in Dayton, Nevada (Dayton) and (3) a 50% joint venture interest in Rotate Black India Pvt Ltd. (India) in exchange for an aggregate of 40,440,900 shares of Our common stock, which we valued at $3,952,319,  the carrying amounts on RBL of the assets and liabilities acquired as of the date of acquisition. as RBL is under common control with Us.

The loan payable-stockholder of $1,675,932, as of June 30, 2009, was due to RBL, consisted primarily of Development Advances paid by RBL, on Our behalf. and is payable on demand with interest at 12%.

ITEM 14: PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES:

For the fiscal years ended June 30, 2009 and 2008, audit fees for services rendered for the audit of the Company’s financial statements included in its report on Form 10-K and the reviews of the financial statements included in its reports on Form 10-Q filed with the SEC, were as follows:

2009	$104,661
2008	$55,123

All of the audit fees were to the Company’s previous auditors, Raich Ende Malter & Co. LLP, except for the audit fee for the year ended June 30, 2009 of $40,000.

AUDIT RELATED FEES

None.

TAX FEES

The auditors have billed no fees for tax services.

OTHER FEES

None.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial statements - See index to on page F-1.

(b) Exhibits – The following exhibits are filed with this report or are incorporated herein by reference to a prior filing, in accordance with Rule 12b-32 under the Securities Exchange Act of 1934.

Exhibits

10.1	Development Agreement between the Seneca Nation of Indians and Solstice International, Inc., dated June 22, 2007, filed herewith

10.2	Management Agreement between the Seneca Nation of Indians and Solstice International, Inc., dated June __, 2007, filed herewith

10.3	Agreement between Rotate Black Gaming, Inc. and 3D LLC dated November 1, 2009, filed herewith

10.4
Accepted Offer to Purchase between Rotate Black, Inc. and Mark Calvert, Chapter 11 Trustee of Cruise Holdings II, LLC (the “Trustee”), dated January 29, 2010, incorporated by reference from Exhibit 10.1 of Form 8-K filed on February 8, 2010

10.5	Promissory Note from Rotate Black, Inc. to the Trustee, dated January 28, 2010, incorporated by reference from Exhibit 10.2 of Form 10-K filed on February 8, 2010

10.6	Unconditional Guarantee from John Paulsen to the Trustee, dated January 28, 2010, incorporated by reference from Exhibit 10.3 of Form 8-K filed on February 8, 2010

10.7	Letter Agreement between Rotate Black, Inc. and the Trustee, dated April 16, 2010, incorporated by reference from Exhibit 10.1 of Form 8-K filed on April 27, 2010

10.8	Offer to Purchase and Sale Agreement between Rotate Black, Inc. and Cruise Holdings II, LLC, dated June 10, 2010, incorporated by reference from Exhibit 10.1 of Form 8-K filed on June 16, 2010

10.9	Secured Promissory Note issued by Rotate Black, Inc. in favor of Cruise Holdings II, LLC, dated June 10, 2010, incorporated by reference from Exhibit 10.2 of Form 8-K filed on June 16, 2010

10.10	Preferred Mortgage issued by Rotate Black, Inc. in favor of Cruise Holdings II, LLC, dated June 10, 2010, incorporated by reference from Exhibit 10.3 of Form 8-K filed on June 16, 2010

10.11	Unsecured Promissory Note issued by Rotate Black, Inc. in favor of Cruise Holdings II, LLC, dated June 10, 2010, incorporated by reference from Exhibit 10.4 of Form 8-K filed on June 16, 2010

10.12	Unconditional Guaranty from John Paulsen in favor of Cruise Holdings II, LLC, dated June 11, 2010, incorporated by reference from Exhibit 10.5 of Form 8-K filed on June 16, 2010

10.13	Agreement with Catskills Gaming and Development, LLC, dated July 1, 2010, incorporated by reference from Form 8-K filed on July 9, 2009

10.14	Placement Agreement between Capstone Investments and Rotate Black, Inc., dated October 26, 2009 and filed herein.

10.15	Placement Agreement between CRT Capital Corp, LLC and Solstice International, Inc., dated February 12, 2008 and filed herein.

31.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14 of the Securities Exchange Act of 1934

32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized on August __, 2009.

ROTATE BLACK, INC.

By:	/s/ John Paulsen
John Paulsen, Chairman,
(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Date	Title (Capacity)	Signature

August __, 2010	Chairman, CEO and CFO	/s/ John Paulsen
	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	John Paulsen

August __, 2010	President, COO and Director	/s/ Dual Cooper
Dual Cooper

August __, 2010	Director	/s/ Dr. William N. Thompson
Dr. William N. Thompson

August __, 2010	Director	/s/ Dennis Piotrowski
Dennis Piotrowski

August __, 2010	Director	/s/ William J. (Jeff) Marshall
William J. (Jeff) Marshall

Rotate Black, Inc. and Subsidiary

Index to Consolidated Financial Statements

PAGE
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2009 and 2008	F-3

Consolidated Statement of Operations for the years ended June 30, 2009 and 2008 and for the period August 2, 2006 (inception) through June 30, 2009	F-4

Consolidated Statement of Stockholders’ Deficit for the years ended June 30, 2009 and 2008 and for the period August 2, 2006 (inception) through June 30, 2009	F-5

Consolidated Statement of Cash Flows for the years ended June 30, 2009 and 2008 and for the period August 2, 2006 (inception) through June 30, 2009	F-6

Notes to Consolidated Financial Statements	F-7

DRAFT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
 Rotate Black, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Rotate Black, Inc. and Subsidiary as of June 30, 2009 and 2008 and the related statements of income, stockholders’ equity and cash flows for the years ended June 30, 2009 and 2008 and the period from inception to June 30, 2009. Rotate Black Inc. and Subsidiary are responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rotate Black, Inc. and Subsidiary, as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years ended June 30, 2009 and 2008 and the period from inception to June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements have been restated to reflect the acquisition as discussed in Note 1, without a significant effect.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred losses since inception, resulting in an accumulated deficit of $1,789,498. This issue raises substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 3. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Most & Company, LLP

New York, New York
October 9, 2009

ROTATE BLACK, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED BALANCE SHEET

	June 30, 2009	June 30, 2008

ASSETS

Current Assets
Cash	$15,453	$—
Prepaid expenses	88,902	—

Total current assets	104,355	—

Unbilled development advances	2,069,499
Fixed assets - net	49,179	—
Contract rights	6,323,884	—
Intangible assets	374,265	—
Investment in joint venture	139,781	—
Land purchase deposit	7,049,142
Security deposit	3,600	—
Deferred acquisition costs	—	89,105

TOTAL ASSETS	$16,113,705	$89,105

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities
Accounts payable and accrued expenses	$1,761,367	$4,334
Note payable	268,000	—
Note payable - truck - current portion	5,213
Loan payable - stockholder	1,675,932	—
Due to stockholder	—	90,959

Total current liabilities	3,710,512	95,293

Note payable - truck	12,628	—
Deferred revenues	47,078	—
Shares to be issued	3,995,467	—

TOTAL LIABILITIES	7,765,685	95,293

MINORITY INTEREST	1,130,114	—

STOCKHOLDERS’ EQUITY (DEFICIT)

Common stock, $0.01 par value, 100,000,000 shares authorized; 67,321,858 and 100 shares issued and outstanding as of June 30, 2009 and June 30, 2008, respectively	673,219	1
Additional paid-in capital	8,334,185	99
Less: stock subscription receivable	—	(100)
Accumulated deficit	(1,789,498)	(6,188)

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	7,217,906	(6,188)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$16,113,705	$89,105

See notes to financial statements

ROTATE BLACK, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended June 30,		August 2, 2006 (Inception) Through
	2009	2008	June 30, 2009
Operating expenses
Salary expense	$112,238	$—	$112,238
Stock based compensation	766,570	—	766,570
General and administrative expenses	699,899	2,755	706,087
Write-off deferred expenses	233,960	—	233,960
Interest expense	39,544	—	39,544

Total expenses	1,852,211	2,755	1,859,399

Loss from operations	(1,852,211)	(2,755)	(1,859,399)

Minority interest	68,901		(68,901)

Net loss	$(1,783,310)	$(2,755)	$(1,927,300)

Basic and diluted net loss per common share	$(0.04)	$(27.55)

Basic and diluted average common shares outstanding,	50,483,301	100

See notes to financial statements

ROTATE BLACK, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

	Common Stock		Additional	Stock
	Number of Shares	Amount	Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total

August 2, 2006 - Stock subscription receivable	100	$1	$99	$(100)	$—	$—

Net loss - June 30, 2007	—	—	—	—	(3,433)	(3,433)

Balance - June 30, 2007	100	1	99	(100)	(3,433)	(3,433)

Net loss - June 30, 2008	—	—	—	—	(2,755)	(2,755)

Balance - June 30, 2008	100	1	99	(100)	(6,188)	(6,188)

August 15, 2008 - Common stock issued in connection with the acquisition of BevSystems	1,000,000	10,000	47,009	—	—	57,009

August 15, 2008 - Common stock issued in payment of due to stockholder	8,999,900	89,999	422,980	100	—	513,079

August 21, 2008 - Common stock issued in connection with employment agreements	8,300,000	83,000	390,100	—	—	473,100

August 27, 2008 - Common stock issued in connection with services rendered	4,610,000	46,100	216,670	—	—	262,770

October 3, 2008 - Purchase of Rotate Black Gaming, Inc.	26,560,000	265,600	3,331,444	—	—	3,597,044

October 7, 2008 - Purchase of Dayton assets	5,480,900	54,809	164,345	—	—	219,154

October 7, 2008 - Purchase of interest in joint venture	8,400,000	84,000	52,121	—	—	136,121

November 16, 2008 - Common stock issued in connection with consulting agreement	100,000	1,000	4,700	—	—	5,700

November and December, 2008 - Common stock sold for cash	114,000	1,140	55,860	—	—	57,000

December 23, 2008 - Common stock issued in payment of due to stockholder	48,283	483	2,269	—	—	2,752

January, February and March, 2009 - Common stock sold for cash	285,000	2,850	282,150	—	—	285,000

January 2, 2009 - Common stock issued in connection with consulting agreement	50,000	500	24,500	—	—	25,000

May 11, 2009 - Common stock issued in connection with land purchase	3,153,675	31,537	3,122,138	—	—	3,153,675

April, May and June, 2009 - Common stock sold for cash	220,000	2,200	217,800	—	—	220,000

Net loss	—	—	—	—	(1,783,310)	(1,783,310)

Balance at June 30, 2009	67,321,858	$673,219	$8,334,185	$—	$(1,789,498)	$7,217,906

See notes to financial statements

ROTATE BLACK, INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended June 30,		August 2, 2006 (Inception) Through
	2009	2008	June 30, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,783,310)	$(2,755)	$(1,789,498)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	766,570	—	766,570
Write-off of deferred expenses	233,960	—	233,960
Depreciation and amortization	16,496	—	16,496
Minority interest	(68,901)	—	(68,901)
Changes in assets and liabilities:
Prepaid expenses	15,090	—	15,090
Unbilled developer receivable	(657,988)	—	(657,988)
Accounts payable and accrued expenses	527,463	(13,174)	531,797
Deferred revenue	13,261	—	13,261

Net cash used in operating activities	(937,359)	(15,929)	(939,213)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in BevSystems and increase in deferred acquisition costs (net of the issuance of common stock of $57,009	(228,151)	(1,201)	(317,256)
Purchases of fixed assets (net of note payable of $20,800)	(44,875)	—	(44,875)
Security deposit	(3,600)	—	(3,600)
Investment in joint venture	(3,660)	—	(3,660)
Increase in deferred expenses	(14,806)	—	(14,806)

Net cash used in investing activities	(295,092)	(1,201)	(384,197)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in loan payable - stockholder	688,863	17,130	779,822
Proceeds from sales of common stock	562,000	—	562,000
Payments of note payable - truck	(2,959)	—	(2,959)

Net cash provided by investing activities	1,247,904	17,130	1,338,863

Net increase (decrease) in cash	15,453	—	15,453

Cash, beginning of period	—	—	—

Cash, end of period	$15,453	$—	$15,453

Noncash Transaction
Acquisition of Gaming, Dayton and India as disclosed in Note 1	$3,952,319

Deposit on land (net of shares issued and to be issued)	$7,049,142

See notes to financial statements

Rotate Black, Inc. and Subsidiary
Notes to Consolidated Financial Statements

1. ORGANIZATION AND OPERATIONS

Rotate Black, Inc. (Company) was incorporated in Nevada on August 2, 2006 to be the successor by merger of BevSystems International, Inc. and BevSystems International Ltd. (BevSystems) under a plan of reorganization (Plan), effective August 15, 2008, as approved by the United States Bankruptcy Court in Tampa, Florida. Under the terms of the Plan, BevSystems merged into the Company with the Company as the survivor.

On March 31, 2004, BevSystems filed under Chapter 7 of the Bankruptcy Code and, on April 15, 2006, filed a plan of reorganization under Chapter 11 of the Bankruptcy Code. The Plan provided for the Company to: (1) purchase the intangible assets of BevSystems, (2) pay creditors opting out of the common stock settlement,, (3) pay all legal and other cost of the Plan(4) issue 1,000,000 shares of common stock of the Company (10%) to the balance of the creditors and  issue 9,000,000 shares of common stock of the Company (90%) to Rotate Black, LLC (RBL), an entity substantially owned by an officer of the Company and family members. The Company was also required to provide an escrow fund for future operations of $200,000. All outstanding equity shares of BevSystems were cancelled.

The aggregate purchase price consisted of the following:

Purchase of intangible assets of Bevsystems	$175,000
Cash payments to creditors	10,000
Shares issued to creditors	57,009
Legal and other expenses	132,256
Cash Escrow	200,000

$574,265

 All requirements under the Plan have been met.

The shares issued to the creditors were valued at $.057, per share, the value of the shares issued to the 90% stockholder, for an aggregate purchase price of $513,079.

The Company recorded the purchase of BevSystems under the purchase method of accounting and allocated the aggregate purchase price, as follows:

Cash in escrow	$200,000
Intangible assets	374,265

$574,265

On August 15, 2008, the Company commenced operations and all activity prior thereto has been charged to operations.

Acquisitions

In October 2008, the Company acquired: (1) 75% of the outstanding common stock of Rotate Black-Gaming, Inc., (Gaming), (2) all of the assets of a casino development in Dayton, Nevada (Dayton) and (3) a 50% joint venture interest in Rotate Black India Pvt Ltd. (India) in exchange for 26,560,000, 5,480,900 and 8,400,000 shares of common stock of the Company, respectively, from RBL. The acquisitions have been recorded on the purchase method of accounting at the carrying amounts on RBL of the assets and liabilities acquired as of the date of acquisition as RBL is under common control with the Company.

Gaming

The purchase price of Gaming of $3,597,044 has been allocated as follows:

Development advances	$1,411,511
Other current assets	3,992
Land	556,000
Contract rights	5,767,884
Accounts payable and accrued expenses	(1,229,570)
Loan payable - stockholder	(1,411,941)
Note payable	(268,000)
Deferred revenue	(33,817)
4,796,059
Less: Minority interest	(1,199,015)
$3,597,044

As these acquisitions were from a related party, they have been recorded as common control transaction and the operations of Gaming, Dayton and India have been included as of July 1, 2008 and were not significant.

Gaming is under contract to develop and manage a world-class destination casino resort in Sullivan County, New York. Gaming has acquired the property and completed all design layouts.

Dayton

The purchase price of Dayton of $219,154 has been allocated to deferred expenses and included predevelopment expenses as of the date acquired. The Company plans to develop a casino in Dayton Nevada. During the year ended June 30, 2009, the Company entered into a cancellable agreement to purchase land in Dayton for this casino project and in September 2009 cancelled the land purchase agreement due to excessive land preparation costs on this property and the declining market in Dayton.

As of June 30, 2009, the Dayton casino development project is on hold and the Company has written-off the deferred expenses of $233,960.

India

The purchase price of India of $136,121 has been allocated to investment in joint venture and includes all the investment of RBL as of the date acquired. The Company has identified potential properties for acquisition, but does not anticipate an acquisition until new Indian gaming laws are solidified.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidated Financial Statements

The accompanying consolidated financial statements include all of the accounts of the Company and the subsidiary.

Investments in 50% or less owned entities are accounted for using the equity method. Under the equity method, the Company includes the net income or loss from the equity entity.

All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company considers the carrying amounts of financial instruments, including cash, accounts payable and accrued expenses, note payable and loan payable - stockholder to approximate their fair values because of their relatively short maturities.

Leases

Rent expense is recognized on the straight-line basis over the term of the lease.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method.

Maintenance and repairs are charged to operating expenses as they are incurred. Improvements and betterments which extend the lives of the assets are capitalized. The cost and accumulated depreciation of assets retired or otherwise disposed of are relieved from the appropriate accounts and any profit or loss on the sale or disposition of such assets is credited or charged to income.

Contract Rights and Intangible Assets

Intangible assets

Contract rights and intangible assets are valued at cost and, if there is a finite life, will be amortized over their estimated useful lives of each asset as determined by management. Amortization will commence upon the placement of individual assets into service and the initial determination of the lives assigned to each. The Company expects this to occur for the Contract Right and intangible assets upon the effective date of the Development Agreement or the manufacture of products of O2 Water, respectively. As of June 30, 2009, all the intangible assets had not commenced amortization.

The Company will evaluate the carrying value of the intangible assets for impairment at least annually or upon the occurrence of an event which may indicate that the carrying amount may be greater than its fair value. If impaired, the Company will write-down such impairment. In addition, the useful life of the intangible assets will be evaluated by management at least annually or upon the occurrence of an event which may indicate that the useful life may have been definitive and the Company would have commenced amortization over such useful life.

Contract Rights were valued based management’s forecast of expected future net cash flows, with revenues based on projected revenues under the Development and Management Agreements.

Revenue Recognition

Revenue will be recognized when evidence of an arrangement exists, pricing is fixed and determinable, collection is reasonably assured and delivery or performance of service has occurred.

Development advances are the funds advanced by the Company for necessary costs in advance of the facility loan for the Seneca Nation (Note 6) which include expenses for legal, engineering and architectural fees and have been capitalized. A development fee of 2.5% of total development costs will be paid to the Company for services rendered pursuant to the Development Agreement and are in addition to the amounts advanced to cover the development costs.

The Development Advances and the development fee are being deferred and will be billed upon the closing of the financing.

Share-Based Compensation

The Company recognizes compensation expense for all share-based payment awards made to employees, directors and others based on the estimated fair values on the date of the grant. Common stock equivalents are valued using the Black-Scholes Option-Pricing Model using the market price of our common stock on the date of valuation, an expected dividend yield of zero, the remaining period or maturity date of the common stock equivalent and the expected volatility of our common stock.

In accordance with EITF 96-18, the Company determines the fair value of the share-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measureable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either the date at which a commitment for performance to earn the equity instrument is reached or the date the performance is complete.

The Company recognizes compensation expense for stock awards with service conditions on a straight-line basis over the requisite service period and have included in operations.

Minority Interest

The Company records adjustments to minority interest for the allocable portion of income or loss that the minority interest holders are entitled based upon their portion of certain of the subsidiaries that they own. Distributions to holders of minority interests are adjusted to the respective minority interest holders’ balance.

The Company suspends allocation of losses to minority interest holders when the minority interest balance for a particular minority interest holder is reduced to zero. Any excess loss above the minority interest holders’ balance is not charged to minority interest as the minority interest holders have no obligation to fund such losses.

Loss per Common Share

Basic loss per share is calculated using the weighted-average number of common shares outstanding during each period. Diluted loss per share includes potentially dilutive securities such as outstanding options and warrants, using various methods such as the treasury stock or modified treasury stock method in the determination of dilutive shares outstanding during each period.

For the years ended June 30, 2009 and 2008, there were no significant potentially dilutive securities.

Income Taxes

Deferred income taxes have been provided for temporary differences between financial statement and income tax reporting under the liability method, using expected tax rates and laws that are expected to be in effect when the differences are expected to reverse. A valuation allowance is provided when realization is not considered more likely than not.

The Company’s policy is to classify income tax assessments, if any, for interest in interest expense and for penalties in general and administrative expenses.

Recent Accounting Pronouncements

In June 2009, the FASB issued Statement No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162” (“SFAS 168”). The new standard sets forth that the FASB Accounting Standards Codification (Codification) will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied to all entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of Federal securities laws are also source for authoritative GAAP for SEC registrants. When the statement is effective, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.

In April, 2009 the FASB issued Financial Staff Position (“FSP”) 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”. The statement amended and clarified SFAS 141R to address application issues associated with initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP 141(R)-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 31, 2008. This statement will apply to acquisitions completed after July 1, 2009.

In April 2009, the FASB issued Staff Position No. 107-1 and APB No.28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), FSP FAS 107-1 and APB 28-1 amends SFAS 107, “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting periods. FSP FAS 107-1 and APB 28-1 is effective for interim reporting periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending after initial adoption. The Company does not believe that adoption of FSP 107-1 and APB 28-1 will have a material impact on the consolidated financial statements.

In April, 2008, the FASB issued Statement of Financial Accounting Standards Staff Position 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB No. 142, “Goodwill and Other Intangible Assets”. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 31, 2008 and must be applied prospectively to intangible assets acquired after the effective date. The adoption of FSP 142-3 is not expected to have a material impact on the consolidated financial statements.

In December, 2007 the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”), which replaced SFAS No. 141, “Business Combinations”, establishes principles and requirements for determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquired contingencies. SFAS 141(R) also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 31, 2008. This statement will apply to acquisitions completed after July 1, 2009. The Company is currently assessing the effects of adoption of SFAS 141 ( R ) which will be reflected in the financial statements on July 1, 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any noncontrolling interests as a separate component of stockholders’ equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income attributable to stockholders of the Company separately in its consolidated statements of income. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The Company is currently assessing the effects of adoption of SFAS 160 which will be reflected in the financial statements on July 1, 2009.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

3. GOING CONCERN

The financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred losses since inception, resulting in an accumulated deficit of $1,789,498 and negative working capital of $1,930,225 as of June 30, 2009 and further losses are anticipated. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations arising from normal business operations when they come due. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue.

The Company’s plans to resolve these issues upon the Development Agreement becoming effective, which will allow the Sencas to draw down on the gaming facility financing, the Company to invoice the Development Advances and receive payment from the Senacas. Until these events occur, the Company plans to sell unregistered stock to investors and borrow from its principle stockholder to continue operations.

4. PROPERTY AND EQUIPMENT

As of June 30, 2009, property and equipment consisted of the following:

Truck	$39,761
Furniture and fixtures	8,490
Office equipment	17,424
65,675
Less accumulated depreciation	(16,496)
$49,179

For the years ended June 30, 2009 and 2008, depreciation expense was $16,496 and none, respectively.

5. INTANGIBLE ASSETS

The intangible assets acquired under the Plan consisted of a license of patents, pending patents, trade secrets, know-how and other intangibles of Life O2 Oxygenated Water (Life O2), valued at $374,265, which were assigned to the Company under the Plan. The license grants the Company the exclusive worldwide (as defined), irrevocable, perpetual, royalty-free right to all the intangible assets for use in the production, marketing, distribution, sublicensing and sale of Life O2, subject to certain previously granted licenses, and only for human consumption. The Company has the right to assign the rights under the license to any corporate successor by way of merger, etc.

The Company is entitled to sublicense, exclusively or not, or to subcontract the manufacture of products under the license.

The existing License and Trademark Bottling Agreement has been cancelled and the Company is currently arranging another similar license and bottling arrangements.

Prior to filing for reorganization, BevSystem had revenues and profits from Life O2. The Company anticipates sublicensing the license in territories worldwide. Based on management's estimate of cash flows expected from such a licensing arrangement, as compared to a similar distributor, management believes that the future cash flows are in excess of the value allocated to the license in the purchase price and has determined that there is no impairment of the Life O2 licenses and patents as of June 30, 2009

As of the June 30, 2009, management has determined no impairment of the intangible assets has occurred.

6. Contract Rights

Contract rights consisted of the various rights acquired under the Development and Management Agreements acquired from RBL. It is composed of $2,520,000 (Huntington?) in contacts rights acquired by RBL and $3,247,884 in draws from an asset-backed lending agreement used to finance the expenses associated with acquiring the Development and Management Agreements. In addition, $556,000 represents the cost of the land for the gambling facility which was transferred to the Seneca Nation without compensation by Gaming. The total contract rights as of June 30, 2009 were $6,323,884.

In accordance with SFAS 142-3, in determining the useful life of the assets for amortization, the Company will consider the period of expected cash flows adjusted by the Company's expected use of the asset. The Company is not currently amortizing the contract rights as they are deemed to be inactive since they are not yet producing a cash flow.

Management believes that when the financing of the gaming facility is in place, the Development Advances, $2,069,499 as of June 30, 2009, will be billed, the development fee will be billed, and the Company will commence profitable operations. At this point, the contract rights will be amortized over its useful life.

Development Agreement

On June 22, 2007, Gaming entered into a Development Agreement with the Seneca Nation of Indians (Nation), a Federally recognized Indian tribal government, to act as the Developer to provide managerial expertise and financial resources to assist the Nation in acquiring land and developing and constructing a gaming facility (Facility). The purpose of the Facility for the Nation is to provide employment and improve the social, economic, education, and health needs of its members; to increase its revenues and to enhance the Nation’s economic self-sufficiency.

The Development Agreement commenced upon execution and continues through the date the Facility is open to the public and operational, until all obligations of the parties have expired, as defined, or until all obligations owed to the Company by the Nation have been satisfied, whichever is later; provided the agreement is not terminated by mutual agreement.

Under the terms of the Development Agreement, the Company is responsible for arranging a limited recourse loan or other arrangements to finance the Facility in an aggregate principal amount of up to $350,000,000. The proceeds of the loan are to be used exclusively for the development, design, construction, furnishing and equipping of the Facility, for start-up and working capital and reimbursing the Company for development advances. Development advances are the funds advanced by the Company for necessary costs in advance of the facility loan.  In accordance with the Development Agreement, development costs include the costs of the design, construction, furnishing and equipping of the Facility and such other costs incurred by the Company or by the Nation to advance the conclusion of the project, including consultant and attorney fees and costs.  According to the Agreement, funds advanced as development costs, together with the development fee, will constitute the initial principal of the development loan and the funds advanced by the Company as developer will be reimbursed from the proceeds of the Facility Loan.

The funds expended under the Development Loan are subject to authorization by a Business Board of the Nation and the financing will not exceed $350,000,000, exclusive of interest.

A development fee of 2.5% of total development costs will be paid to the Company for services rendered pursuant to the Development Agreement and are in addition to the amounts advanced to cover the development costs.

As of June 30, 2009, unbilled Development Advances were $2,069,499, including $139,309 of interest and $47,078 of developer fees, which have been deferred, are not subject to uncertainty with respect to collection upon closing of the financing. The Development Advances will be billed upon the closing of the financing.

In October, 2007, as amended, Gaming acquired land in exchange for $556,000, payable $288,000 in cash and the issuance of a note in the amount of $268,000, payable on August 15, 2009, as extended, with interest payable at 18%, per annum. As of June 30, 2009, accrued interest payable on the loan of $70,116 was included in accounts payable and accrued expenses. The Company has not made the payment and has arranged to pay off the loan in monthly payments of $25,000. In August 2009, the Company made a payment of $25,000 against the note.

On December 23, 2008, under the terms of the Development Agreement, the land was transferred to the Nation, without compensation, and the cost of the land has been included in Contract Rights.

Management Agreement

On June 14, 2008, Gaming entered into a Management Agreement with the Nation for an exclusive right and obligation to manage, operate and maintain the gaming facility to be developed in Sullivan County, New York, commencing on the effective date, as defined, and continuing for a period of seven years after the date on which gaming commences in the facility. The term will be automatically extended for a period of seven years unless terminated under the provisions of the agreement.

Under the Management Agreement, the Nation will pay the Company a fee based on a percent of gaming revenues, as defined. As manager, the Company will conduct and direct all business and affairs in connection with the operation, management and maintenance of the Facility, including all commercial gaming business, sale of food, beverages, tobacco and gifts, hotels, parking, resorts, amusement or accommodation operations.

Land Purchase

On May 26, 2009, the Company entered into an agreement to acquire additional real property in Sullivan County, New York. The purchase price for the property was 7,049,142 shares of common stock of the Company, $1,750,000 in cash on escrow and $1,750,000 in cash upon closing. On May 11, 2009, the Company issued 3,153,675 shares of common stock and RBL transferred, on behalf of the Company, 3,895,467 shares of the Company’s common stock to the seller, both in escrow, as a deposit under the agreement. The shares were valued at $7,049,142, $1.00, per share. The Company will issue 3,895,467 to RBL. As the agreement is cancellable, the time requirements under the agreement have been delayed until certain matters have been resolved.

7. INVESTMENT IN JOINT VENTURE

Investment in joint venture consists of a 50% interest in India. The financial statements of India are as follows:

As of June 30, 2009, the balance sheet of India was as follows:

Total Assets	NONE
Capital Contribution	$272,242
Deficit	(272,242)
Total assets and liabilities	NONE

For the period October 7, 2008 through June 30, 2009, India was inactive and management has determined there was no indication of a loss in value.

8. LEASE

On August 8, 2008, the Company entered into a lease for office space, commencing on September 1, 2008 through August 31, 2011. Rent is payable in advance, in annual installments. The initial year’s rent is $46,200, increasing as defined. As of June 30, 2009, $9,894 of the initial year’s rent was included in accrued expenses. The Company has an option to extend the lease for an additional three year period.

9 DUE TO STOCKHOLDERS

Due to stockholder was payable on demand, without interest.

10. LOAN PAYABLE – STOCKHOLDER

As of June 30, 2009, loan payable - stockholder primarily consisted primarily of Development Advances incurred by RBL, a company under common control, on behalf of the Company and is payable with interest at 12%, per annum. The Company has no formal agreement with RBL and has no intent or funds available to repay the loan before July 1, 2010 and have classified the loan payable-stockholder as noncurrent.

11. NOTE PAYABLE -TRUCK

On September 10, 2008, the Company borrowed $20,800 to purchase a truck. The note is payable in 48 equal installments of $520, including interest at 9.19%, per annum, through September 10, 2012.

As of June 30, 2009, minimum annual payments under the loan are:

2010	$5,213
2011	5,293
2012	5,800
2013	1,535
$17,841

12. COMMON STOCK

In accordance with EITF 96-18, the Company determines the fair value of the share-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measureable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either the date at which a commitment for performance to earn the equity instrument is reached or the date the performance is complete.

We recognize the compensation expense for stock awards with service conditions on a straight-line basis over the requisite service period.

On August 2, 2006, the Company issued 100 shares of common stock under a stock subscription receivable for $100 which was paid in August 2008.

On August 2, 2006, the Company authorized 100,000,000, $0.01, par value, shares of common stock.

On August 15, 2008, the Company issued 8,999,900 shares of common stock to RBL in payment of due to stockholder of $513,079.

On August 21, 2008, the Company issued an aggregate of 8,300,000 shares common stock to four officers and an employee of the Company as a one-time incentive in connection with their employment agreements.  The shares were valued at $473,100 ($0.057, per share); the value of the shares issued on August 15, 2008, and were charged to operations.

On August 27, 2008, the Company issued an aggregate of 4,610,000 shares of common stock to three individuals for services. The shares were valued at $262,770 ($0.057, per share); the value of the shares issued August 15, 2008, and were charged to operations.

On November 16, 2008 the Company entered into an agreement with a capital markets consultant in exchange for a finder’s fee equal to 10% of the capital the consultant may raise for the Company, payable 5% in cash and 5% in equity. In addition, in March 2009, the Company issued 100,000 shares of common stock as a commencement bonus, valued at $5,700.

On December 23, 2008, the Company issued 48,283 shares of common stock to RBL in payment of due to stockholder, valued at $2,752.

In November and December 2008, the Company sold an aggregate of 114,000 shares of common stock to investors for an aggregate of $57,000, $0.50, per share.

On January 2, 2009, the Company issued 50,000 shares of common stock for legal services, valued at $25,000, $0.50, per share. The Company is committed to issue an additional 200,000 shares of common stock for future legal services, which have been valued at $100,000, $0.50, per share, and are recorded as prepaid expenses.

In January, February and March 2009, the Company sold an aggregate of 285,000 shares of common stock to investors for $285,000, $1.00, per share.

In April, May and June, 2009, the Company sold an aggregate of 220,000 shares of common stock to investors for $220,000, $1.00, per share.

For the year ended June 30, 2009, stock-based compensation issued in exchange for consulting and legal services, composed entirely of restricted stock awards was as follows:

Shares Granted:	Number of Shares	Fair Value
Legal services	50,000	25,000
Consulting agreement	100,000	5,700

Total	150,000	$30,700

These costs are included in stock-based compensation expense on the statement of operations and as an adjustment to reconcile net loss to net cash used in operating activities on the statement of cash flows.

Reserved Shares

As of June 30, 2009, the Company has reserved the following shares of its common stock:

Legal services	200,000
Purchase opportunities	5,000,000
5,200,000

13.  STOCK BASED COMPENSATION

For the year ended June 30, 2009, stock-based compensation, consisted of restricted stock awards, as follows:

Shares Granted	Number of Shares	Fair Value
Employment agreements (1)	8,300,000	$473,100
Legal services	50,000	25,000
Consulting agreement	100,000	5,700
Independent contractors	4,530,000	258,210
Director	80,000	4,560

Total	13,060,000	$766,570
_________
(1)
Pursuant to their employment agreements dated August 21, 2008, Mr. Paulsen and Mr. Cooper each received 3,000,000 shares of common stock; Mr. Piotrowski received 1,500,000 shares and the remaining 800. 000 shares were for consultants.

14. MINORITY INTEREST

The Company records non-controlling interest which reflects the 25% portion of the earnings or losses of Rotate Black Gaming, Inc. allocable to the holders of the minority interest.

As of June 30, 2009, minority interest was as follows:

Minority interest upon acquisition of Gaming	$(1,199,015)
Loss allocable to minority interest	68,901
Minority interest, June 30, 2009	$(1,130,114)

15. INCOME TAXES

The Company anticipates filing income tax returns for the years ended June 30, 2009, 2008 and 2007, with no significant income tax expenses as a result of these filings.

As of June 30, 2009, management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company’s consolidated financial statements.

As of June 30, 2009, the Company has net operating loss carryforwards of approximately $533,000 to reduce future Federal and state taxable income through 2029.

As of June 30, 2009, realization of the Company’s deferred tax assets of $104,000 were not considered more likely than not and, accordingly, a valuation allowance of $104,000 has been provided.

As of June 30, 2009, components of deferred tax assets were as follows:

Write-off of deferred expenses	$(91,000)
Other	(12,000)
Net operating loss	207,000	$2,000
	104,000	2,000
Allowance	(104,000)	(2,000)
	—	—

For the years ended June 30, 2009 deferred income tax expense consisted of the following:

	2009	2008
Write-off of deferred expenses	$(91,000)
Other	(12,000)
Net operating loss	206,000	$1,000
	103,000	1,000
Allowance	(103,000)	(1,000)
	—	—

16. RESTATEMENT

The Company has restated its operations for the year ended June 30, 2009, to include the operations of the Gaming, Dayton and India, all of which were insignificant.

16. ADOPTION OF ACCOUNTING POLICIES

Effective July 1, 2008, the Company adopted both SFAS 157 and SFAS 159 without any effect.

Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157), defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require the use of fair value measurements. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability, or, in the absence of a principal market, the most advantageous market for the asset of liability.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement 115” (“SFAS 159”), permits an entity to elect to measure various financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option has been elected should be reported in earnings at each subsequent reporting date.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165 “Subsequent Events” (“SFAS 165”). The objective of SFAS 165 is to establish general standards of accounting for; and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company has evaluated subsequent events through October 9, 2009, which the date the financial statements were issued.

17. COMMITMENTS AND CONTINGENCIES

On December 2, 2008, the Company entered into an agreement with a consultant to provide lobbying and other related services for $15,000, per month, through December 31, 2009.

On March 25, 2009, the Company entered into an agreement for architectural services to construct a temporary casino in Sullivan County, New York, for $25,000, not including reimbursable, payable monthly based upon the percentage of work completed.

On April 23, 2009, the Company entered into an agreement with a consultant to provide public relations, advertising and marketing services for $5,000, per month, through April 30, 2010.

From April 9, 2009, the Company has agreed to pay a consultant for legislative and regulatory representation of $10,000, per month, through April 9, 2010.

18. SUBSEQUENT EVENTS

In July and August 2009, the Company sold an aggregate of 300,000 shares of common stock to investors for $300,000, $1.00, per share.

On August 15, 2009, the Company entered into an agreement to acquire the purchase opportunities of certain casino properties in exchange for 5,000,000 shares of common stock of the Company, issuable 2,500,000 upon an agreement to acquire a first purchase opportunity and the balance of 2,500,000 shares upon an agreement to acquire a second purchase opportunity. The purchase opportunities include contact information, work product and due diligence to date on these certain casino properties

EXHIBIT 31.1

CERTIFICATION

I, John Paulsen, certify that:

1.        I have reviewed this report on Form 10-K of Rotate Black, Inc;

2.        Based on my knowledge, this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.        I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

a.       Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b.        Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.        Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.        Disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.        I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)       All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)       Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August__, 2009	By:	/s/ John Paulsen
John Paulsen,
(Principal Executive Officer and Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATION

I, John Paulsen, certify that:

1.     I am the President, chief executive officer and chief financial officer of Rotate Black, Inc.

2.     Attached to this certification is Form 10-K for the fiscal year ended June 30, 2009, a periodic report (the “periodic report”) filed by the issuer with the Securities Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (the “Exchange Act”), which contains financial statements.

3.     I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

• The periodic report containing the financial statements fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act, and

• The information in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer for the periods presented.

Date: August __, 2009	By:	/s/ John Paulsen
John Paulsen,
(Principal Executive officer and Principal Accounting Officer)